Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

TIME INC.,

MEREDITH CORPORATION,

and

GOTHAM MERGER SUB, INC.

Dated as of November 26, 2017

i

Section 6.2	Dispositions	53

ARTICLE VII

COVENANTS OF PARENT AND PURCHASER

Section 7.1	Obligations of Purchaser	53
Section 7.2	Director and Officer Indemnification	53
Section 7.3	Employee Matters	55

ARTICLE VIII

COVENANTS OF PARENT AND THE COMPANY

Section 8.1	Efforts	59
Section 8.2	No Solicitation; Board Recommendation	61
Section 8.3	Public Announcements	64
Section 8.4	Notices of Certain Events	65
Section 8.5	Access to Information	65
Section 8.6	Section 16 Matters	66
Section 8.7	Rule 14d-10 Matters	66
Section 8.8	Stock Exchange De-listing; Exchange Act Deregistration	66
Section 8.9	Stockholder Litigation	66
Section 8.10	Takeover Statutes	67
Section 8.11	Financing	67

ARTICLE IX

CONDITIONS TO THE MERGER

Section 9.1	Conditions to Obligations of Each Party	72

ARTICLE X

TERMINATION

Section 10.1	Termination	73
Section 10.2	Effect of Termination	75
Section 10.3	Termination Fees; Expenses	75

ARTICLE XI

MISCELLANEOUS

Section 11.1	No Survival of Representations and Warranties	76
Section 11.2	Amendment and Modification	76
Section 11.3	Extension; Waiver	77

Annex A	Conditions to the Offer

Exhibit A	Certificate of Incorporation of the Surviving Corporation

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 26, 2017, among Time Inc., a Delaware corporation (the “Company”), Meredith Corporation, an Iowa corporation (“Parent”), and Gotham Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”). Parent, Purchaser and the Company are referred to individually as a “Party” and collectively as “Parties”.

R E C I T A L S

WHEREAS, it is proposed that, upon the terms and subject to the conditions set forth herein, Purchaser shall commence a tender offer (the “Offer”) to acquire any and all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the “Company Stock”), for $18.50 per share of Company Stock, in cash, without interest and less any required withholding taxes (as may be increased pursuant to Section 2.1(b), the “Offer Consideration”);

WHEREAS, it is also proposed that, upon the terms and subject to the conditions set forth herein, as soon as practicable following the consummation of the Offer, the Parties will effect the acquisition of the Company by Parent through the merger of Purchaser with and into the Company, with the Company surviving the merger as the surviving corporation (the “Merger”);

WHEREAS, the Merger will be effected under Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that the terms of this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) determined that it is in the best interests of the Company and its stockholders and declared it advisable to enter into this Agreement, (iii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the transactions contemplated by this Agreement, including the Offer and the Merger, upon the terms and subject to the conditions contained herein and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their shares of Company Stock to Purchaser pursuant to the Offer (the “Company Board Recommendation”);

WHEREAS, the boards of directors of Parent and Purchaser have each unanimously approved this Agreement and determined that the terms of this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, Parent and Purchaser and their respective stockholders, and Parent, as sole stockholder of Purchaser, has adopted this Agreement effective as of immediately following the execution and delivery of this Agreement; and

WHEREAS, Parent, the Company and Purchaser desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the Parties agree as set forth herein,

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. As used herein, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement entered into after the date hereof that contains provisions that in the aggregate are no less favorable to the Company than those contained in the Confidentiality Agreement and that does not contain any provision that would prevent the Company from complying with its obligation to provide any disclosure to Parent required pursuant to Section 8.2 or otherwise prevent the Company from complying with its obligations under Section 8.2.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls or is controlled by, or is under common control with, such first Person. The term “control” (including its correlative meanings “controlling”, “controlled” and “under common control with”) shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies of a Person (whether though ownership of such Person’s securities or partnership or other ownership interests, or by Contract or otherwise).

“Assumed Awards” means the Assumed Options, the Assumed RSUs and the Assumed PSUs.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York are authorized or required by Law or to be closed.

“Closing Date” means the date on which the Closing occurs.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Acquisition Proposal” means any offer, proposal or indication of interest (whether or not in writing) from any Person (other than Parent and its Subsidiaries) relating to or involving, whether in a single transaction or series of related transactions: (i) any direct or indirect acquisition, lease, exchange, license, transfer, disposition (including by way of liquidation or dissolution of the Company or any of its Subsidiaries) or purchase of any business, businesses or assets (including equity interests in Subsidiaries but excluding sales of assets in the ordinary course of business) of the Company or any of its Subsidiaries that constitute or account for 15% or more of the consolidated net revenues, net income or net assets of the Company and its Subsidiaries, taken as a whole; (ii) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, sale of securities, reorganization, recapitalization, tender offer, exchange offer, liquidation, dissolution, extraordinary dividend, or similar transaction involving the Company or any of its Subsidiaries and a Person or “group” (as defined in Section 13(d) of the Exchange Act) pursuant to which such Person or “group” would beneficially own 15% or more of the equity interests in the surviving or resulting entity of such transaction immediately following such transaction; or (iii) any combination of the foregoing.

“Company Adverse Recommendation Change” means any of the following actions by the Company Board or any committee thereof: (i) withdrawing, amending, changing, modifying or qualifying, or otherwise proposing publicly to withdraw, amend, change, modify or qualify, in a manner adverse to Parent or Purchaser, the Company Board Recommendation, (ii) failing to make the Company Board Recommendation in the initial Schedule 14D-9, subject to the terms and conditions of this Agreement, (iii) approving or recommending or declaring advisable, or otherwise proposing publicly to approve or recommend or declare advisable, any Company Acquisition Proposal or (iv) if a Company Acquisition Proposal has been publicly disclosed, failing to publicly recommend against such Company Acquisition Proposal within 10 Business Days of the request of Parent and reaffirming the Company Board Recommendation within such ten Business Day period upon such request in accordance with Section 8.2(g).

“Company Balance Sheet” means the consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2016 and the footnotes thereto set forth in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2016.

“Company Disclosure Letter” means the disclosure letter delivered by the Company to Parent and Purchaser in connection with, and upon the execution of, this Agreement.

“Company Equity Plans” means the Time Inc. 2014 Omnibus Incentive Compensation Plan, the Time Inc. 2016 Omnibus Incentive Compensation Plan and the Time Inc. Inducement Award Plan.

“Company Material Adverse Effect” means any effect, change, condition, fact, development, occurrence or event that, individually or in the aggregate, has a material adverse effect on the financial condition, business, assets or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any effect, change, condition, fact, development, occurrence or event resulting from or arising out of (i) general economic or political conditions in the United States or any foreign jurisdiction or in securities, credit or financial markets, including changes in interest rates and changes in exchange rates, (ii) changes or conditions generally affecting the industries, markets or geographical areas in which the Company or any of its Subsidiaries operates, (iii) outbreak or escalation of hostilities, acts of war (whether or not declared), terrorism or sabotage, or other changes in geopolitical conditions, including any material worsening of such conditions threatened or existing as of the date hereof, except to the extent that such event, occurrence, development, circumstance, change or effect disproportionately and adversely affects the Company relative to other participants in the industries in which the Company operates or the economy generally, as applicable, (iv) any epidemics, natural disasters (including hurricanes, tornadoes, floods or earthquakes) or other force majeure events, except to the extent that such event, occurrence, development, circumstance, change or effect disproportionately and adversely affects the Company relative to other participants in the industries in which the Company operates or the economy generally, as applicable, (v) any failure by the Company or its Subsidiaries to meet any internal or published (including analyst) projections, expectations, forecasts or predictions in respect of the

Company’s revenue, earnings or other financial performance or results of operations, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenue, earnings or other financial performance or results of operations, (vi) the downgrade in rating of any debt or debt securities of the Company or any of its Subsidiaries, (vii) changes in GAAP or the interpretation thereof or the adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any Law applicable to the operation of the business of the Company or any of its Subsidiaries, (viii) the taking of any action required by this Agreement or the taking of any action or refraining from taking any action at Parent or Purchaser’s written direction, (ix) any change in the market price or trading volume of the Company Securities, (x) the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby (other than for purposes of any representation or warranty contained in Section 4.4 but subject to disclosures in Section 4.4 of the Company Disclosure Letter), or the public announcement or pendency of this Agreement, the Offer or the Merger, including any resulting loss or departure of officers or other employees of the Company or any of its Subsidiaries, or the termination or reduction (or potential reduction) or any other resulting negative relationship in the Company’s or any of its Subsidiaries’ relationships with any of its advertisers, customers, suppliers, distributors or other business partners and (xi) any Proceeding brought or threatened by stockholders of either Parent or the Company (whether on behalf of the Company, Parent or otherwise) asserting allegations of breach of fiduciary duty relating to this Agreement or violations of securities Laws solely in connection with the Offer or the Merger; it being understood that the exceptions in the foregoing clauses “v”, “vi” and “ix” shall not prevent or otherwise affect a determination that the underlying cause of any such failure or change referred to therein (if not otherwise falling within any of the exceptions provided by the foregoing clauses “i” through “iv” or “vii”, “viii”, “x” or “xi” hereof) is or would be reasonably likely to be a Company Material Adverse Effect. For purposes of Section 8.1, Company Material Adverse Effect shall be measured in relation to the profitability of all divested publications, brands, businesses or lines of business as compared to the profitability of the Company and its Subsidiaries, taken as a whole without regard to any divestiture, it being agreed that divestitures that individually or in the aggregate represent less than 25% of the Company’s 2016 operating income of total brands (as set forth in Section 8.1(e) of the Company Disclosure Letter) shall not be considered a Company Material Adverse Effect for purposes of Section 8.1(e).

“Company DSUs” means all awards of deferred stock units of the Company issued pursuant to any Company Equity Plan in connection with a deferral election of a non-employee director of the Company.

“Company OPP PSUs” means all awards of performance stock units of the Company granted pursuant to the LTI Outperformance Program.

“Company PSUs” means all awards of performance stock units of the Company (other than the Company OPP PSUs) granted pursuant to the Time Inc. 2016 Omnibus Incentive Compensation Plan.

“Company RSUs” means all awards of restricted stock units of the Company (whether granted by the Company pursuant to the Company Equity Plans or assumed by the Company in connection with the spinoff from Time Warner Inc.).

“Company Severance Plan” means the Time Inc. Severance Plan for Regular Employees, as amended and restated effective September 1, 2017.

“Company Stock Options” mean all options to purchase shares of Company Stock (whether granted by the Company pursuant to the Company Equity Plans or assumed by the Company in connection with the spinoff from Time Warner Inc.).

“Competition Laws” means the Sherman Antitrust Act, as amended, the Clayton Antitrust Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Compliant” means, with respect to the Required Financial Information, that: (a) the applicable auditors have not withdrawn any audit opinion with respect to any audited financial statements contained in the Required Financial Information and (b) it has not become necessary to restate any historical financial statements included in the Required Financial Information, and the Company has not publicly announced that any such restatement is under consideration.

“Confidentiality Agreement” means that certain letter agreement, dated as of February 4, 2017, by and between the Company and Parent.

“Contract” means any written agreement, contract, instrument, note, bond, mortgage, indenture, deed of trust, lease, license, insurance policy or other legally binding commitment.

“Credit Facility” means the Credit Agreement, dated as of April 24, 2014, among the Company, the guarantors from time to time party thereto, each lender from time to time party thereto and Citibank, N.A., as administrative agent, as amended by Amendment No. 1, dated as of October 11, 2017.

“Deed of Guarantee” means the deed made on October 19, 2015 between the Company, Time Inc. (UK) Ltd, IPC Media Pension Trustee Limited relating to the Pension Scheme.

“Employee” means any employee of the Company or any of its Subsidiaries.

“Environmental Law” means any Law concerning the protection of the environment.

“Environmental Permits” means Governmental Authorizations required under Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations issued thereunder.

“ERISA Affiliate” of any entity means each entity that is or was at any time treated as a single employer with such entity for purposes of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means an amount equal to the quotient obtained by dividing (i) the Merger Consideration by (ii) the Parent Stock Price.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any nation or government, any state or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, any court, tribunal or arbitrator and any quasi-governmental, private or self-regulatory body exercising any regulatory or other governmental or quasi-governmental authority.

“Governmental Authorization” means any licenses, franchises, approvals, clearances, permits, certificates, waivers, consents, exemptions, variances, expirations and terminations of any waiting period requirements (including pursuant to Competition Laws), and notices, filings, registrations, qualifications, declarations and designations with, and other similar authorizations and approvals issued by or obtained from a Governmental Authority.

“Hazardous Substance” means any substance listed, defined, regulated or classified as a “pollutant” or “contaminant” or words of similar meaning or effect, including petroleum.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Intellectual Property” means any and all intellectual property rights throughout the world, whether registered or not, including all (i) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals and extensions thereof) (collectively, “Patents”); (ii) copyrights and rights in copyrightable subject matter in published and unpublished works of authorship (collectively, “Copyrights”); (iii) trade names, trademarks and service marks, logos, corporate names, domain names and other Internet addresses or identifiers, trade dress and similar rights, and all goodwill associated therewith (collectively, “Marks”); (iv) registrations and applications for each of the foregoing; (v) rights, title and interests in all trade secrets and trade secret rights arising under common law, state law, federal law or laws of foreign countries, in each case to the extent any of the foregoing derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use (collectively, “Trade Secrets”); and (vi) moral rights, publicity rights and any other intellectual property rights or other rights similar, corresponding or equivalent to any of the foregoing of any kind or nature.

“Intervening Event” means any material event, material condition, material fact, material change or material development with respect to the Company (which is not related to a Company Acquisition Proposal or to clearance of the Merger under the Competition Laws) that is not known to the Company Board as of or prior to the date of this Agreement, which event, change, condition, fact or development becomes known to the Company Board prior to the Acceptance Time.

“IT Systems” means the hardware, software, source code, data communication lines, network and telecommunications equipment, Internet-related information technology infrastructure, wide area network and other information technology equipment, owned or controlled by the Company or its Subsidiaries.

“Knowledge” means (i) with respect to the Company, the actual knowledge of each individual listed in Section 1.1(a) of the Company Disclosure Letter and (ii) with respect to Parent, the actual knowledge of each individual listed in Schedule 1.1(a).

“Laws” means any United States, federal, state or local or any foreign law (in each case, statutory, common or otherwise), ordinance, code, rule, statute, regulation or other similar requirement enacted, issued, adopted, promulgated, entered into or applied by a Governmental Authority.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, lease, encumbrance or other adverse claim of any kind in respect of such property or asset.

“LTI Outperformance Program” means the Long-Term Incentive Outperformance Program under the Time Inc. 2014 Omnibus Incentive Compensation Plan or the Time Inc. 2016 Omnibus Incentive Compensation Plan.

“Marketing Period” means fifteen (15) consecutive Business Days after the date hereof (a) commencing on the date Parent shall have received the Required Financial Information, all of which is Compliant; and (b) throughout which nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 9.1 or Annex A to fail to be satisfied, assuming the Closing were to be scheduled for any time during such fifteen (15) Business Day period; provided, however, that (i) the Marketing Period shall end on any earlier date on which the Transaction Financing is consummated, (ii) the Marketing Period shall not be deemed to have commenced if, prior to the completion of such fifteen (15) Business Day period, the Required Financial Information (x) is not Compliant (it being understood, for the avoidance of doubt, that if at any time during the Marketing Period the Required Financial Information provided on the first day of the Marketing Period ceases to be Compliant, then the Marketing Period shall be deemed not to have commenced) or (y) becomes stale under Regulation S-X, then the Marketing Period shall be deemed not to have commenced and (iii) such Marketing Period shall not commence before January 2, 2018. Notwithstanding the foregoing, or anything in this Agreement to the contrary, the “Marketing Period” shall not commence and shall be deemed not to have commenced prior to the earlier of the date on which Parent is required to have commenced the Offer and the date of commencement of the Offer. If the Company in good faith reasonably believes that it has provided the Required Financial Information, it may deliver to Parent a written notice stating when it believes that it completed such delivery, in which case the Company will be deemed to have complied with Section 8.11(b)(iii) and the Marketing Period shall be deemed to have commenced as of such date unless Parent in good faith reasonably believes that the Company has not completed delivery of the Required Financial Information and, within three (3) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect, stating the specific items of Required Financial Information the Company has not delivered, in which case such Required Financial Information shall be deemed to have been delivered and the Marketing Period to have commenced when such specific items (to the extent in fact constituting Required Financial Information) have been delivered by the Company.

“NYSE” means the New York Stock Exchange, any successor stock exchange operated by the NYSE Euronext or any successor thereto.

“Order” means any order, writ, injunction, decree, consent decree, judgment, award, injunction, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority (in each case, whether temporary, preliminary or permanent).

“Owned Intellectual Property” means any and all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Parent Common Stock” means the common stock, $1.00 par value per share, of Parent.

“Parent Stock Price” means the volume weighted average price per share of the Parent Common Stock on the NYSE for the ten consecutive trading days ending on the complete trading day immediately prior to the Closing Date.

“Permitted Liens” means (i) real estate and personal property Taxes, assessments, governmental levies, fees or charges or statutory Liens for Taxes not yet due and payable or which are being contested in good faith and by appropriate proceedings and for which adequate reserves (as determined in accordance with GAAP) have been established on the Company Balance Sheet, (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business with respect to amounts not yet due and payable or which are being contested in good faith and by appropriate proceedings and for which adequate reserves (as determined in accordance with GAAP) have been established on the Company Balance Sheet and that would not be individually or in the aggregate materially adverse, (iii) zoning, entitlement, building codes and other land use regulations, ordinances or legal requirements imposed by any Governmental Authority having jurisdiction over real property, (iv) all rights relating to the construction and maintenance in connection with any public utility of wires, poles, pipes, conduits and appurtenances thereto, on, under or above real property, (v) all matters disclosed in the Company Disclosure Letter, (vi) any state of facts which an accurate survey or inspection of real property would disclose and which, individually or in the aggregate, do not materially impair the continued use of such real property for the purposes for which it is used by such Person, (vii) title exceptions disclosed by any title insurance commitment or title insurance policy for any such real property issued by a title company and delivered or otherwise made available to Parent prior to the date hereof, (viii) statutory Liens in favor of lessors arising in connection with any real property subject to the Real Property Leases, (ix) other defects, irregularities or imperfections of title, encroachments, easements, servitudes, permits, rights of way, flowage rights, restrictions, leases, licenses, covenants, sidetrack agreements and oil, gas, mineral and mining reservations, rights, licenses and leases, which, in each case, do not materially impair the continued use of real property for the purposes for which it is used by such Person, (x) grants in the ordinary course of business of non-exclusive licenses or other non-exclusive rights with respect to Intellectual Property that do not, in each case, otherwise contain or constitute a mortgage, Lien, pledge, charge, security interest, encumbrance, or limitation on transfer, (xi) Liens pursuant to the Credit Facility and Contracts entered into in connection therewith and (xii) Liens that, individually or in the aggregate, do not, and would not reasonably be expected to, materially detract from the value of any of the property, rights or assets of the Company and its Subsidiaries or materially interfere with the use thereof as currently used by such Person.

“Person” means an individual, group (within the meaning of Section 13(d)(3) of the Exchange Act), corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Proceeding” means any suit, action, claim, proceeding, arbitration, mediation, audit or hearing (in each case, whether civil, criminal or administrative) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or any arbitrator or arbitration panel.

“Required Financial Information” means (1) (x) audited consolidated balance sheets of the Company and its Subsidiaries as of the end of the last three full fiscal years ended at least 90 days prior to the Closing Date, and audited consolidated statements of income, cash flow and stockholders’ equity of the Company and its Subsidiaries for the three most recently completed fiscal years ended at least 90 days prior to the Closing Date, together with all related notes and schedules thereto, accompanied by the unqualified reports thereon of Ernst & Young LLP and (y) unaudited consolidated balance sheets and related statements of income, cash flow and stockholders’ equity of the Company and its Subsidiaries prepared in accordance with GAAP for any subsequent interim period (excluding, for the avoidance of doubt, the fourth fiscal quarter of any fiscal year) ended at least 45 days prior to the Closing Date and for the comparable period of the prior fiscal year, together with all related notes and schedules thereto (which shall have been reviewed by the independent accountants for the Company as provided in Statement on Auditing Standards No. 100 (subject to exceptions customary for a Rule 144A offering involving high yield debt securities)) and (2) all other historical business and other financial data and information of the Company and its Subsidiaries, and any supplements thereto, in each case to the extent reasonably required to obtain the Transaction Financing and prepare a customary confidential information memorandum referred to in the Debt Commitment Letter and other Information Materials (as defined in the Debt Commitment Letter) or necessary for the preparation of customary offering or private placement memoranda or prospectuses in connection with an offering of debt securities; provided that (I) the timely filing by the Company of the required financial statements specified in clauses “(1)(x)” and “(1)(y)” above in its Annual Report on Form 10-K or its Quarterly Report on Form 10-Q, as applicable, will be deemed to satisfy the foregoing requirements in clauses “(1)(x)” and “(1)(y)” with respect to the Company and its Subsidiaries and (II) without limiting the generality of Section 8.5, information obtained by Parent and its Debt Financing Sources pursuant to Section 8.11 will constitute “Evaluation

Material” pursuant to, and to the extent provided in, the Confidentiality Agreement and will be subject to the provisions of the Confidentiality Agreement and Parent’s Debt Financing Sources and their respective representatives and advisors shall be considered “Representatives” thereunder; provided, further, that (A) the Company shall promptly advise Parent as to any such information that may not be disclosed to any “public-side” lenders; and (B) the Required Financial Information shall not include any information required by Rule 3-03(e), 3-05, 3-09, 3-10, 3-16 or 4-08 of Regulation S-X, segment reporting and disclosure (including any required by Regulation S-K Item 101(b) and FASB Accounting Standards Codification Topic 280), earnings per share information, information regarding executive compensation (including under Rule 402(b) of Regulation S-K) or other information customarily excluded from an offering memorandum for an offering of non-convertible high yield bonds under Rule 144A; provided that a break down of the total assets, revenue, operating income and liabilities attributable to (x) the Company and its domestic Subsidiaries and (y) the Company’s international Subsidiaries, in each case prepared in accordance with GAAP, shall be provided.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Software” means all application software, including all source code and object code versions thereof.

“Subsidiary” means, with respect to any Person, any other Person (other than a natural Person) of which securities or other ownership interests (i) having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions or (ii) representing more than 50% such securities or ownership interests are at the time directly or indirectly owned or controlled by (A) such Person, (B) any one or more of its subsidiaries or (C) such Person and one or more of its subsidiaries.

“Superior Proposal” means a bona fide written Company Acquisition Proposal from any Person (other than Parent and its Subsidiaries) (with all references to “15% or more” in the definition of Company Acquisition Proposal being deemed to reference “80% or more”) which the Company Board determines in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, is reasonably likely to be consummated in accordance with its terms and would result in a transaction more favorable to the stockholders of the Company (solely in their capacity as such) from a financial point of view than the transactions contemplated by this Agreement, after taking into account all legal, regulatory and financing aspects (including certainty of closing) of the proposal and the Person making the proposal, and all other factors that the Company Board deems relevant.

“Takeover Statutes” mean any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar Law.

“Tax” means any tax, including gross receipts, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, employment, capital, goods and services, gross income, business, environmental, escheat, severance, service, service use, unemployment, social security, national insurance, stamp, custom, excise or real or personal property, alternative or add-on minimum or estimated taxes, or other like assessment or charge, together with any interest, penalty, addition to tax or additional amount imposed with respect thereto, whether disputed or not.

“Tax Matters Agreement” means the Tax Matters Agreement, dated as of June 4, 2014, between the Company and Time Warner Inc.

“Tax Return” means any report, return, declaration or statement with respect to Taxes, including information returns, claim for refunds, forms, elections, certificates, statements or other documents filed with respect to Taxes and in all cases including any schedule or attachment thereto or amendment thereof.

“Taxing Authority” means any Governmental Authority responsible for the imposition of any Tax (domestic or foreign).

“Third Party” means any Person other than Parent, the Company or any of their respective Affiliates.

“Treasury Regulations” means the regulations promulgated under the Code.

“Triggering Event” shall be deemed to have occurred if: (i) a Company Adverse Recommendation Change shall have occurred (whether or not permitted to do so) or (ii) the Company or any of its Subsidiaries shall have entered into any Alternative Acquisition Agreement (whether or not permitted to do so).

“Willful Breach” means a deliberate act or a deliberate failure to act, taken or not taken with the actual knowledge that such act or failure to act would, or would reasonably be expected to, result in or constitute a material breach of this Agreement, regardless of whether breaching was the object of the act or failure to act.

Section 1.2 Table of Definitions. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acceptance Time	Section 2.3
Agreement	Preamble
Alternative Acquisition Agreement	Section 8.2(a)
Appraisal Shares	Section 3.7
Assumed Option	Section 3.10(a)
Assumed PSU	Section 3.10(d)
Assumed RSU	Section 3.10(b)
BofA Merrill Lynch	Section 4.22
Book-Entry Shares	Section 3.5(c)

Capitalization Date	Section 4.5(a)
Certificate	Section 3.5(c)
Certificate of Merger	Section 3.3
Closing	Section 3.2
Commitment Letters	Section 5.6(b)
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Recitals
Company Bonds	Section 8.11(d)
Company Heads of Terms	Section 6.3
Company Indemnified Party	Section 7.2(a)
Company Material Contract	Section 4.21(a)
Company Plan	Section 4.18(a)
Company Preferred Stock	Section 4.5(a)
Company Related Parties	Section 10.3(d)
Company SEC Documents	Section 4.7(a)
Company Securities	Section 4.5(b)
Company Stock	Recitals
Company Subsidiary Securities	Section 4.6(b)
Company Termination Fee	Section 10.3(a)
Continuation Period	Section 7.3(a)
Continuing Employees	Section 7.3(a)
Copyrights	Section 1.1
D&O Insurance	Section 7.2(c)
Debt Commitment Letter	Section 5.6(b)
Debt Financing Sources	Section 5.6(b)
DGCL	Recitals
Effective Time	Section 3.3
Employee Plan	Section 4.18(a)
End Date	Section 10.1(b)(i)
Enforceability Exceptions	Section 4.2
Equity Commitment Letter	Section 5.6(b)
Equity Financing Sources	Section 5.6(b)
Exchange Agent	Section 3.8(a)
Exchange Fund	Section 3.8(a)
Expiration Date	Section 2.2(a)
Financing Sources	Section 5.6(b)
Heads of Terms	Section 6.3
Indemnitees	Section 8.11(f)
Marks	Section 1.1
Merger	Recitals
Merger Consideration	Section 3.5(b)
Minimum Condition	Section 2.1(a)(i)
Morgan Stanley	Section 4.22
Multiemployer Plan	Section 4.18(e)
New Benefit Plans	Section 7.3(g)

Non-U.S. Company Plan	Section 4.18(a)
Offer	Recitals
Offer Consideration	Recitals
Offer Documents	Section 2.4(a)(i)
Offer to Purchase	Section 2.1(a)
Parent	Preamble
Parent Heads of Terms	Section 4.18(m)
Party or Parties	Preamble
Patents	Section 1.1
Pre-Closing Compensation	Section 7.3(b)
Premium Cap	Section 7.2(c)
Purchaser	Preamble
Real Property Leases	Section 4.14(b)
Reduced Compensation Effective Date	Section 7.3(b)
Reduced Compensation Offer	Section 7.3(b)
Registered Intellectual Property	Section 4.15(a)
Related Party Transaction	Section 4.27
Relevant Pension Benefits	Section 4.18(i)
Remedy	Section 8.1(e)
Representatives	Section 8.5(a)
Retired Debt	Section 5.6(a)
Revenue Contract	Section 4.21(a)(xi)
Schedule 14D-9	Section 2.5
Schedule TO	Section 2.4(a)(i)
Surviving Corporation	Section 3.1(a)
Time Warner Plan	Section 4.18(a)
Trade Secrets	Section 1.1
Transaction Debt Financing	Section 5.6(b)
Transaction Equity Financing	Section 5.6(b)
Transaction Financing	Section 5.6(b)
Trustee	Section 4.18(m)
U.S. Company Plan	Section 4.18(a)

Section 1.3 Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. The definitions contained in this Agreement are applicable to the masculine as well as to the feminine and neuter genders of such term. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute and to any rules or regulations promulgated thereunder. References to “the transactions contemplated by this Agreement” or words with a similar import shall be deemed to include the Offer and the Merger. References to any Person include the successors and permitted assigns of that Person. References herein to “$” or dollars will refer to United States dollars, unless otherwise specified. References from or through any date mean, unless otherwise specified, from and including such date or through and including such date, respectively. References to any period of days will be deemed to be to the relevant number of calendar days unless otherwise specified. The phrase “made available” with respect to documents shall be deemed to include any documents filed with or furnished to the SEC. References to “consummates” (and with correlative meaning, “consummation” and “consummating”) in respect of the Offer shall have the meaning specified in Section 251(h) of the DGCL. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

ARTICLE II

THE OFFER

Section 2.1 Terms and Conditions of the Offer.

(a) Subject to the terms and conditions of this Agreement and provided that this Agreement shall not have been terminated pursuant to Section 10.1, as promptly as practicable after the date hereof (but in no event more than ten (10) Business Days thereafter), Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer. In the Offer, each share of Company Stock accepted by Purchaser in accordance with the terms and subject to the conditions of the Offer shall be exchanged for the right to receive the Offer Consideration, subject to the other provisions of this Article II. The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that is disseminated to all of the holders of shares of Company Stock pursuant to the Exchange Act and contains the terms and conditions of the Offer as set forth in this Agreement and in Annex A. Purchaser shall (and Parent shall cause Purchaser to) consummate the Offer subject to the terms and conditions hereof and thereof. The Offer shall be subject only to:

(i) the condition that, prior to the expiration of the Offer, there being validly tendered (and not validly withdrawn) in accordance with the terms of the Offer a number of shares of Company Stock that, together with the shares (if any) of Company Stock then owned by Parent and Purchaser or any of their Subsidiaries (excluding shares of Company Stock tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures), represents a majority of all outstanding shares of Company Stock at the time of the expiration of the Offer (the “Minimum Condition”); and

(ii) the other conditions set forth in Annex A.

(b) Purchaser expressly reserves the right to waive or modify any of the conditions to the Offer and to make any change in the terms of, or conditions to, the Offer; provided, however, that without the prior written consent of the Company in its sole discretion, Purchaser may not (and Parent shall not permit Purchaser to) (i) waive any of the conditions set forth in clauses (a), (b), (c), or (d)(vi) of Annex A, (ii) make any change in the terms of or conditions to the Offer that (A) changes the form or amount of consideration to be paid in the Offer (provided, however, that Purchaser may increase the amount of such consideration, but in no event shall such increase reduce the Offer Consideration and provided that such increase is not for the primary purpose of delaying the Acceptance Time), (B) decreases the number of shares of Company Stock sought in the Offer, (C) extends the Offer, other than in a manner required or permitted by the provisions of Section 2.2(b), (D) imposes conditions to the Offer other than those set forth in Annex A or (E) amends or modifies any other term of or any condition to the Offer in any manner that is adverse to the holders of shares of Company Stock or (iii) provide for a “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act.

Section 2.2 Expiration and Extension of the Offer.

(a) Unless the Offer is extended pursuant to and in accordance with Section 2.2(b), the Offer shall expire at midnight, Eastern Time (i.e., one minute after 11:59 p.m., Eastern Time), on the date that is 20 Business Days (for this purpose calculated in accordance with Section 14d-1(g)(3) promulgated under the Exchange Act) after the date that the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act). In the event that the Offer is extended pursuant to and in accordance with this Agreement, then the Offer shall expire on the date and at the time to which the Offer has been so extended (such date and time that the Offer expires, the “Expiration Date”).

(b) Notwithstanding the provisions of Section 2.2(a) or anything to the contrary set forth in this Agreement:

(i) Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for any period required by any Law, or any rule, regulation, interpretation or position of the SEC or its staff or the NYSE, in any such case, which is applicable to the Offer or the Merger and until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated;

(ii) in the event that any condition to the Offer (including the Minimum Condition) has not been satisfied or waived as of any then scheduled expiration of the Offer, Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for successive extension periods of up to ten Business Days each in order to further seek the satisfaction of the conditions to the Offer (including the Minimum Condition); and

(iii) if, on or prior to any then scheduled Expiration Date, the Marketing Period has not expired, then Parent shall have the right, in its sole discretion, to extend the Offer until the first Business Day following the end of the Marketing Period, so long as no such extension would result in the Offer being extended beyond the third (3rd) Business Day immediately preceding the End Date;

provided, however, in each case that (x) any such extension shall not be deemed to impair, limit, or otherwise restrict in any manner the right of the Parties to terminate this Agreement pursuant to the terms of Section 10.1 and (y) Purchaser shall not be required (and Parent shall not be required to cause Purchaser) to extend the Offer beyond the End Date.

(c) Neither Parent nor Purchaser shall terminate or withdraw the Offer prior to the then scheduled expiration of the Offer without the prior written consent of the Company unless this Agreement is validly terminated in accordance with Section 10.1, in which case Purchaser shall (and Parent shall cause Purchaser to) irrevocably and unconditionally terminate the Offer promptly (but in no event more than one Business Day) after such termination of this Agreement. If the Offer is terminated or withdrawn by Purchaser, or this Agreement is terminated in accordance with Section 10.1, prior to the acceptance for payment of shares of Company Stock tendered in the Offer, Purchaser shall, and Parent shall cause Purchaser to, promptly return, and shall cause any depository acting on behalf of Purchaser to return, all tendered shares of Company Stock to the registered holders thereof.

Section 2.3 Payment for Company Stock. On the terms of and subject to the conditions set forth in this Agreement and the Offer, Purchaser shall (and Parent shall cause Purchaser to) irrevocably accept for purchase and payment all shares of Company Stock that are validly tendered (and not validly withdrawn) pursuant to the Offer promptly (within the meaning of Section 14e-1(c) promulgated under the Exchange Act) after the expiration of the Offer (as it may be extended in accordance with Section 2.2(b)) and promptly thereafter pay for such shares. The time at which Purchaser first irrevocably accepts for purchase and payment the shares of Company Stock tendered pursuant to the Offer is referred to as the “Acceptance Time”. Without limiting the generality of the foregoing, Parent shall provide or cause to be provided to Purchaser on a timely basis the funds necessary to pay for any shares of Company Stock that Purchaser becomes obligated to purchase pursuant to the Offer; provided, however, that without the prior written consent of the Company, Purchaser shall not accept for payment, or pay for, any shares of Company Stock if, as a result, Purchaser would acquire less than the number of shares of Company Stock necessary to satisfy the Minimum Condition. The Offer Consideration shall be paid to the holder of each share of Company Stock validly tendered (and not validly withdrawn) pursuant to the Offer subject to reduction for any applicable withholding Taxes payable in respect thereof. The Company shall use its reasonable best efforts to register (and shall instruct its transfer agent to register) the transfer of shares of Company Stock irrevocably accepted for purchase and payment effective immediately after the Acceptance Time.

Section 2.4 Schedule TO; Offer Documents.

(a) As soon as practicable on the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act), Parent and Purchaser shall:

(i) file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule TO”) with respect to the Offer, which Schedule TO shall contain as an exhibit the Offer to Purchase and forms of the letter of transmittal and summary advertisement, if any, and other customary ancillary documents, in each case, in respect of the Offer (together with all amendments and supplements thereto, the “Offer Documents”);

(ii) deliver a copy of the Schedule TO, including all exhibits thereto, to the Company at its principal executive offices in accordance with Rule 14d-3(a) promulgated under the Exchange Act;

(iii) give telephonic notice of the information required by Rule 14d-3 promulgated under the Exchange Act, and mail by means of first class mail a copy of the Schedule TO, to the NYSE in accordance with Rule 14d-3(a) promulgated under the Exchange Act; and

(iv) subject to the Company’s compliance with Section 2.6(b), cause the Offer Documents to be disseminated to all holders of shares of Company Stock as and to the extent required by applicable Law.

(b) Parent and Purchaser shall cause the Offer Documents to comply as to form in all material respects with requirements of applicable Law. The Company shall furnish all information concerning the Company and its Subsidiaries to Parent and Purchaser as may be reasonably requested by Parent to be included in the Offer Documents so as to enable Parent and Purchaser to comply with their obligations under this Section 2.4(c). Parent, Purchaser and the Company shall cooperate in good faith to determine the information regarding the Company that is necessary to include in the Offer Documents in order to satisfy applicable Laws. Each of Parent, Purchaser and the Company shall promptly correct any information provided by it or any of its respective Representatives for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent and Purchaser shall take all steps necessary to cause the Offer Documents, as so corrected in respect thereof, to be filed with the SEC and to be disseminated to the holders of shares of Company Stock, in each case as and to the extent required by applicable Laws, the SEC or its staff or the NYSE. Parent and Purchaser shall provide the Company and its counsel a reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC, and Parent and Purchaser shall give reasonable and good faith consideration to any comments made by the Company and its counsel (it being understood that the Company and its counsel shall provide any comments thereon as soon as reasonably practicable). Parent and Purchaser shall provide to the Company and its counsel copies of all written comments or other material communications and a description of any oral comments that Parent, Purchaser or their counsel receive from the SEC or its staff with respect to the Offer Documents promptly after such receipt, and Parent and Purchaser shall provide the Company and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff (including a reasonable opportunity to review and comment on any such response or amendment to the Offer Documents, to which Parent and Purchaser shall give reasonable and good faith consideration to any comments made by the Company and its counsel (it being understood that the Company and its counsel shall provide any comments thereon as soon as reasonably practicable)) and to participate in any discussions with the SEC or its staff regarding any such comments. Purchaser and Parent shall promptly respond to any comments of the SEC or its staff regarding the Offer Documents.

Section 2.5 Schedule 14D-9. The Company shall (a) on the date the Schedule TO is filed with the SEC, file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 pertaining to the Offer, which shall contain and constitute notice to holders of shares of Company Stock informing such holders of their rights of appraisal in respect of such shares of Company Stock in accordance with Section 262 of the DGCL (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule 14D-9”) and (b) cause the Schedule 14D-9 to be disseminated to all holders of shares of Company Stock as and to the extent required by applicable Law promptly after commencement of the Offer. The Company shall cause the Schedule 14D-9 to comply as to form in all material respects with requirements of applicable Law. To the extent requested by the Company, Parent shall cause the Schedule 14D-9 to be mailed or otherwise disseminated to the holders of shares of Company Stock (to the extent required by applicable Laws) together with the Offer Documents. Each of Parent and Purchaser shall promptly furnish all information concerning Parent and Purchaser and their Affiliates, respectively, as may be reasonably requested by the Company to be included in the Schedule 14D-9 so as to enable the Company to comply with its obligations under this Section 2.5. Parent, Purchaser and the Company shall cooperate in good faith to determine the information regarding Parent and Purchaser that is necessary to include in the Schedule 14D-9 in order to satisfy applicable Laws. Each of the Company, Parent and Purchaser shall promptly correct any information provided by it or any of its respective Representatives for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to cause the Schedule 14D-9, as so corrected in respect thereof, to be filed with the SEC and disseminated to the holders of shares of Company Stock, in each case as and to the extent required by applicable Laws, the SEC or its staff or the NYSE. Unless the Company Board has effected a Company Adverse Recommendation Change, the Company shall provide Parent, Purchaser and their counsel a reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Purchaser and their counsel (it being understood that Parent, Purchaser and their counsel shall provide any comments thereon as soon as reasonably practicable). The Company shall provide to Parent, Purchaser and their counsel copies of any written comments or other material communications and a description of any oral comments that the Company or its counsel receives from the SEC or its staff with respect to the Schedule 14D-9 promptly after such receipt, and unless the Company Board has effected a Company Adverse Recommendation Change, the Company shall provide Parent, Purchaser and their counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff (including a reasonable opportunity to review and comment on any such response, to which the Company shall give reasonable and good faith consideration to any comments made by Parent, Purchaser and their counsel (it being understood that Parent, Purchaser and their counsel shall provide any comments thereon as soon as reasonably practicable)) and to participate in any discussions with the SEC or its staff regarding any such comments. The Company shall promptly respond to any comments of the SEC or its staff with respect to the Schedule 14D-9. Unless the Company Board has effected a Company Adverse Recommendation Change to the extent permitted by Section 8.2, the Company shall include the Company Board Recommendation in the Schedule 14D-9 and the Schedule 14D-9 shall include the fairness opinion of the Company’s financial advisor referenced in Section 4.23 (if such opinion has not been withdrawn) and the notice and other information required by Section 262(d) of the DGCL.

Section 2.6 Company Actions.

(a) The Company hereby approves and consents to the Offer and represents and warrants to Parent and Purchaser that, at a meeting duly called and held prior to the date hereof, the Company Board has unanimously, upon the terms and subject to the conditions set forth herein, (i) determined that the terms of this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) determined that it is in the best interests of the Company and its stockholders and declared it advisable to enter into this Agreement, (iii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the transactions contemplated by this Agreement, including the Offer and the Merger, upon the terms and subject to the conditions contained herein and (iv) resolved to make the Company Board Recommendation. The Company hereby consents to the inclusion of the foregoing determinations and approvals and the Company Board Recommendation in the Offer Documents, unless the Company Board has effected a Company Adverse Recommendation Change to the extent permitted by Section 8.2.

(b) In connection with the Offer and the Merger, the Company shall, or shall cause its transfer agent to, promptly furnish Parent and Purchaser with such assistance and such information as Parent or its agents may reasonably request in order to disseminate and otherwise communicate the Offer and the Merger to the record and beneficial holders of shares of Company Stock, including a list, as of the most recent practicable date, of the stockholders of the Company, mailing labels and any available listing or computer files containing the names and addresses of all record and beneficial holders of shares of Company Stock, and lists of security positions of shares of Company Stock held in stock depositories (including lists of stockholders, mailing labels, listings or files of securities positions), and shall promptly furnish Parent and Purchaser with such additional information and assistance (including updated lists of the record and beneficial holders of shares of Company Stock, mailing labels and lists of security positions) as Parent and Purchaser or their agents may reasonably request in order to communicate the Offer and the Merger to the holders of shares of Company Stock. Subject to applicable Laws, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer and the Merger, Parent and Purchaser (and their respective agents) shall (i) hold in confidence the information contained in any such lists of stockholders, mailing labels and listings or files of securities positions, (ii) use such information only in connection with the Offer and the Merger and (iii) if this Agreement is terminated pursuant to Section 10.1, promptly return to the Company or destroy (and shall use their respective reasonable efforts to cause their agents to return or destroy) any and all copies and summaries of, and any extracts from, such information then in their possession or control.

ARTICLE III

THE MERGER; EFFECT ON THE CAPITAL STOCK; EXCHANGE OF CERTIFICATES

Section 3.1 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser shall be merged with and into the Company, whereupon the separate existence of Purchaser will cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, the Surviving Corporation shall become a wholly owned Subsidiary of Parent.

(b) The Merger shall be effected under Section 251(h) of the DGCL and shall have the effects provided in this Agreement and as specified in the DGCL. The Parties shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation of the Offer, without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL.

Section 3.2 Closing. Subject to the provisions of this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m., Eastern Time, at the offices of Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York 10022, as soon as practicable following the Acceptance Time, and in any case no later than the second Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article IX (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or waiver by the Party entitled to waive such conditions), unless another date, time or place is agreed to in writing by Parent and the Company.

Section 3.3 Effective Time. On the Closing Date, the Company shall file with the Secretary of State of the State of Delaware the certificate of merger relating to the Merger (the “Certificate of Merger”), executed and acknowledged in accordance with the relevant provisions of the DGCL. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective, the “Effective Time”).

Section 3.4 Surviving Corporation Matters.

(a) At the Effective Time, the certificate of incorporation of the Company shall be amended and restated to read in its entirety as set forth on Exhibit A hereto, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation until further amended in accordance with applicable Law.

(b) At the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated to read in their entirety as the bylaws of Purchaser as in effect immediately prior to the Effective Time, except the references to Purchaser’s name shall be replaced by references to “Time Inc.”, until further amended in accordance with the provisions thereof and applicable Law.

(c) The Parties shall take all necessary action such that, from and after the Effective Time, until their successors have been duly elected or appointed and qualified, or until their earlier death, resignation, incapacity or removal: (i) the directors of Purchaser immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and (ii) the officers of Purchaser immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation.

Section 3.5 Effect of the Merger on Capital Stock of the Company and Purchaser. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or any holder of any securities of the Company or Purchaser:

(a) All shares of Company Stock that are owned, directly or indirectly, by Parent, the Company (including shares held as treasury stock or otherwise) or Purchaser immediately prior to the Effective Time shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(b) Each share of Company Stock issued and outstanding immediately prior to the Effective Time (other than shares (i) to be canceled in accordance with Section 3.5(a), or (ii) subject to the provisions of Section 3.7) shall at the Effective Time be converted into the right to receive the Offer Consideration, without interest and less any required withholding taxes (the “Merger Consideration”), subject to the provisions of this Article III.

(c) At the Effective Time, all shares of Company Stock converted into the right to receive the Merger Consideration pursuant to this Section 3.5 shall automatically be canceled and shall cease to exist, and each holder of (i) a certificate that immediately prior to the Effective Time represented any such shares of Company Stock (a “Certificate”) or (ii) shares of Company Stock held in book-entry form (“Book-Entry Shares”) shall cease to have any rights with respect thereto, except (subject to Section 3.7) the right to receive the Merger Consideration, without interest, subject to compliance with the procedures set forth in Section 3.8.

(d) Each share of capital stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

Section 3.6 Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the earlier of (a) the Effective Time and (b) any termination of this Agreement in accordance with Section 10.1, the outstanding shares of Company Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend thereon shall be declared with a record date within said period, then the Merger Consideration and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide Parent and the holders of Company Stock (including Company Stock Options exercisable for Company Stock) the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 3.6 shall be construed to permit any Party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 3.7 Appraisal Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Stock that are issued and outstanding immediately prior to the Effective Time (other than shares canceled in accordance with Section 3.5(a)) and that are held by any Person who has not tendered such shares in the Offer and is entitled to demand and properly demands appraisal of such shares in accordance with Section 262 of the DGCL (“Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration as provided in Section 3.5, but rather the holders of Appraisal Shares shall be entitled to payment by the Surviving Corporation of the “fair value” of such Appraisal Shares in accordance with Section 262 of the DGCL; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL, then the right of such holder to be paid the “fair value” of such holder’s Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the Merger Consideration as provided in Section 3.5. The Company shall provide prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Stock, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL received by the Company. Following the Effective Time, Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

Section 3.8 Exchange of Company Stock.

(a) Prior to the Effective Time, Parent shall enter into a customary exchange agreement with a nationally recognized bank or trust company designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”). At or immediately following the Effective Time on the Closing Date, Parent shall provide or shall cause to be provided to the Exchange Agent cash in an aggregate amount necessary to pay the aggregate Merger Consideration (the “Exchange Fund”). The Exchange Agent shall deliver the Merger Consideration to be issued pursuant to Section 3.5 out of the Exchange Fund. Except as provided in Section 3.8(g), the Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures.

(i) Certificates. Parent shall cause the Exchange Agent to mail, as soon as reasonably practicable after the Effective Time and in any event not later than the fifth Business Day following the Closing Date, to each holder of record of a Certificate whose shares of Company Stock were converted into the right to receive the Merger Consideration pursuant to Section 3.5, (x) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in customary form) and (y) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to pay and deliver in exchange thereof as promptly as practicable, cash in an amount equal to the Merger Consideration multiplied by the number of shares of Company Stock previously represented by such Certificate, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Stock that is not registered in the transfer records of the Company, payment may be made and shares may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other similar Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Parent that such Tax has been paid or is not applicable. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate.

(ii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article III. In lieu thereof, each holder of record of one or more Book-Entry Shares whose shares of Company Stock were converted into the right to receive the Merger Consideration pursuant to Section 3.5 shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as promptly as practicable after the Effective Time, cash in an amount equal to the Merger Consideration multiplied by the number of shares of Company Stock previously represented by such Book-Entry Shares, and the Book-Entry Shares of such holder shall forthwith be canceled. No interest shall be paid or accrue on any cash payable upon conversion of any Book-Entry Shares.

(c) The Merger Consideration issued and paid in accordance with the terms of this Article III upon the surrender of the Certificates (or, immediately, in the case of the Book-Entry Shares) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Stock. After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of Company Stock are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article III.

(d) Any portion of the Exchange Fund that remains undistributed to the former holders of Company Stock for one year after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any former holder of Company Stock who has not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation for payment of its claim for the Merger Consideration.

(e) None of Parent, Purchaser, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any Merger Consideration remaining unclaimed by former holders of Company Stock immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the fullest extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

(f) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in reasonable and customary amount as Parent or the Exchange Agent may direct, as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration had such lost, stolen or destroyed Certificate been surrendered as provided in this Article III.

(g) The Exchange Agent shall invest the cash included in the Exchange Fund as directed by Parent; provided, however, that no such investment income or gain or loss thereon shall affect the amounts payable to holders of Company Stock. Any interest, gains and other income resulting from such investments shall be the sole and exclusive property of Parent payable to Parent upon its request, and no part of such interest, gains and other income shall accrue to the benefit of holders of Company Stock; provided, further, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Company Stock pursuant to this Article III. If for any reason (including losses) the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

Section 3.9 Further Assurances. If, at any time after the Effective Time, the Surviving Corporation shall determine that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Purchaser acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

Section 3.10 Treatment of Company Stock Options, Company RSUs, Company OPP PSUs, Company PSUs and Company DSUs.

(a) Company Stock Options. Effective as of immediately prior to the Effective Time, each then-outstanding and unexercised Company Stock Option, to the extent then vested (including Company Stock Options that vest in connection with the Merger or such holder’s termination from the Company in connection with the Merger) or otherwise designated by Parent, shall automatically be canceled and converted into the right to receive from the Surviving Corporation an amount of cash equal to the product of (i) the total number of shares of Company Stock then underlying such Company Stock Option multiplied by (ii) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Stock Option, without any interest thereon and subject to all applicable withholding. Each Company Stock Option that is unvested and outstanding immediately prior to the Effective Time and which has not been designated for cancellation and a cash out as described above shall be assumed by Parent (an “Assumed Option”) on the same terms and conditions (including applicable vesting requirements) as applied to each such Assumed Option immediately prior to the Effective Time, except that (x) the number of shares of Parent Common Stock subject to the Assumed Option shall equal the product of the number of shares of Company Stock subject to the Company Stock Option, multiplied by the Exchange Ratio, with the result rounded down to the nearest whole number and (y) the per share exercise price of such Assumed Option will be equal to the quotient determined by dividing the exercise price per share at which such Assumed Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, with the result rounded up to the nearest whole cent. Assumed Options will remain subject to the terms of the applicable Company Equity Plans and stock option agreements, except as necessary to effectuate the transactions contemplated in this Agreement. In the event that the exercise price of any Company Stock Option is equal to or greater than the Merger Consideration, such Company Stock Option shall be canceled, without any consideration being payable in respect thereof, and have no further force or effect.

(b) Company RSUs. Effective as of immediately prior to the Effective Time, each then-outstanding Company RSU, to the extent then vested (including Company RSUs that vest in connection with the Merger or such holder’s termination from the Company in connection with the Merger) or otherwise designated by Parent, shall be canceled and converted into the right to receive from the Surviving Corporation an amount of cash equal to the product of (i) the total number of shares of Company Stock then underlying such Company RSU multiplied by (ii) the Merger Consideration, without any interest thereon and subject to all applicable withholding. Each Company RSU that is unvested and outstanding immediately prior to the Effective Time shall automatically be converted into a restricted stock unit (“Assumed RSU”) settled in Parent Common Stock, on the same terms and conditions (including applicable vesting requirements) as applied to each such Company RSU immediately prior to the Effective Time, except that the number of shares of Parent Common Stock underlying such Assumed RSU will be equal to the product of (x) the number of shares of Company Stock subject to the Company RSU, multiplied by (y) the Exchange Ratio, with the result rounded down to the nearest whole number.

(c) Company OPP PSUs. Effective as of immediately prior to the Effective Time, each then-outstanding and unvested Company OPP PSU shall (i) be deemed earned based on the Merger Consideration as contemplated by the terms of such Company OPP PSU and (ii) to the extent so earned, become fully vested and converted into the right to receive from the Surviving Corporation an amount of cash equal to the product of (x) the total number of shares of Company Stock then underlying such Company OPP PSU multiplied by (y) the Merger Consideration, without any interest thereon and subject to all applicable withholding. Each Company OPP PSU that remains unearned based on the Merger Consideration as of the Effective Time shall be canceled, without any consideration being payable in respect thereof, and have no further force or effect.

(d) Company PSUs. Effective as of immediately prior to the Effective Time, each then-outstanding and unvested Company PSU shall, to the extent then vested (including Company PSUs that vest in connection with the Merger or such holder’s termination from the Company in connection with the Merger) or otherwise designated by Parent, be canceled and converted into the right to receive from the Surviving Corporation an amount of cash equal to the product of (i) the total number of shares of Company Stock then underlying such Company PSU assuming achievement of performance at target multiplied by (ii) the Merger Consideration, without any interest thereon and subject to all applicable withholding. Each Company PSU that is unvested and outstanding immediately prior to the Effective Time shall automatically be converted into a performance stock unit (“Assumed PSU”) settled in Parent Common Stock, on the same terms and conditions (including applicable vesting requirements) as applied to each such Company PSU immediately prior to the Effective Time, except that the number of shares of Parent Common Stock underlying such Assumed PSU will be equal to the product of (x) the number of shares of Company Stock subject to the Company PSU assuming achievement of performance at target, multiplied by (y) the Exchange Ratio, with the result rounded down to the nearest whole number.

(e) Company DSUs. Effective as of immediately prior to the Effective Time, each Company DSU that is outstanding immediately prior to the Effective Time shall automatically be canceled and converted into the right to receive from the Surviving Corporation an amount of cash equal to the product of (i) the total number of shares of Company Stock then underlying such Company DSU multiplied by (ii) the Merger Consideration, without any interest thereon and subject to all applicable withholding.

(f) Parent Actions. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery with respect to the Assumed Options, Assumed RSUs and the Assumed PSUs in accordance with this Section 3.10. As soon as practicable after the Effective Time, Parent shall prepare and file with the SEC a Form S-8 (or such other appropriate form) registering a number of shares of Parent Common Stock necessary to fulfill Parent’s obligations under this Section 3.10.

(g) Company Actions. Prior to the Effective Time, the Company Board or the appropriate committee thereof shall adopt resolutions providing for the treatment of the Company Stock Options, the Company RSUs, the Company OPP PSUs, the Company PSUs and the Company DSUs contemplated by this Section 3.10.

(h) Non-U.S. Employees. Parent and the Company may agree to treat equity compensation held by Employees subject to non-U.S. Law in a manner other than that contemplated above in this Section 3.10 to the extent necessary to take into account applicable non-U.S. Law or Tax or employment considerations.

Section 3.11 Withholding. Parent, Purchaser, the Company and the Surviving Corporation, as applicable, shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any applicable provisions of state, local or foreign Law. To the extent that amounts are so withheld and remitted to the applicable Taxing Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 11.5, (a) except as disclosed in the Company SEC Documents publicly filed prior to the date of this Agreement; provided that in no event shall any risk factor disclosure under the heading “Risk Factors” or disclosure set forth in any “forward looking statements” disclaimer or other general statements to the extent they are cautionary, predictive or forward looking in nature that are included in any part of any Company SEC Document be deemed to be an exception to, or, as applicable, disclosure for purposes of, any representations and warranties of the Company contained in this Agreement or (b) except as set forth in the Company Disclosure Letter, the Company represents and warrants to Parent and Purchaser that:

Section 4.1 Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority to carry on its business as now conducted and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary for the conduct of its business, except where any failure to have such power or authority or to be so qualified would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has delivered or made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company, including all amendments thereto, as in effect on the date of this Agreement.

Section 4.2 Corporate Authorization. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company. Assuming the applicability of Section 251(h) of the DGCL to the transactions contemplated by this Agreement, no vote of the holders of shares of Company Stock or other capital stock of the Company is necessary to adopt this Agreement and consummate the Merger under applicable Law or the certificate of incorporation or bylaws of the Company. This Agreement, assuming due authorization, execution and delivery by Parent and Purchaser, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium, receivership or other similar Laws relating to or affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law) (collectively, the “Enforceability Exceptions”).

Section 4.3 Governmental Authorization. The execution and delivery of this Agreement by the Company, the performance of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby, including the Offer and the Merger, require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of the Certificate of Merger (including the amended and restated certificate of incorporation of the Surviving Corporation to be attached thereto) with the Secretary of State of the State of Delaware, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities laws, (d) compliance with any applicable requirements of the NYSE and (e) any actions or filings the absence of which would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated hereby or have a Company Material Adverse Effect.

Section 4.4 Non-Contravention. The execution and delivery of this Agreement by the Company, the performance of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby, including the Offer and the Merger, do not, assuming the authorizations, consents and approvals referred to in clauses (a) through (d) of Section 4.3 are obtained, (a) conflict with or breach any provision of the certificate of incorporation or bylaws of the Company, (b) conflict with or breach any provision of any Law or Order, (c) require any consent of or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of any Company Material Contract binding upon the Company or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting the Company and its Subsidiaries or (d) result in the creation or imposition of any Lien, other than any Permitted Lien, on any asset of the Company or any of its Subsidiaries, except, in the case of clauses (b), (c) and (d) as, would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated hereby or have a Company Material Adverse Effect.

Section 4.5 Capitalization.

(a) The authorized capital stock of the Company consists of 400,000,000 shares of Company Stock and 40,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). As of the Business Day immediately prior to the date of this Agreement (the “Capitalization Date”), (i) there were issued and outstanding (A) 99,621,903 shares of Company Stock, (B) no shares of Company Preferred Stock, (C) Company Stock Options to purchase an aggregate of 5,704,765 shares of Company Stock, all of which were issued under a Company Equity Plan, with such Company Stock Options having a weighted average exercise price of $ 17.33 per share of Company Stock, (D) Company RSUs with respect to an aggregate of 2,506,295 shares of Company Stock, all of which were issued under a Company Equity Plan, (E) Company OPP PSUs with respect to an aggregate of 613,641 shares of Company Stock (306,820 shares of which will be earned based on the Merger Consideration), all of which were issued under a Company Equity Plan, (F) Company PSUs with respect to an aggregate of 177,079 shares of Company Stock (assuming target levels of performance), all of which were issued under a Company Equity Plan, (G) Company DSUs with respect to an aggregate of 178,666 shares of Company Stock, all of which were issued under a Company Equity Plan and (H) performance vesting and time vesting Company Stock Options to purchase an aggregate of 1,200,000 shares of Company Stock, all of which were issued under a Company Equity Plan, with all of such Company Stock Options having an exercise price of $14.20 per share of Company Stock and (ii) 8,087,531 shares of Company Stock were available for issuance of future awards under the Company Equity Plans and no other shares of Company Stock were available for issuance of future awards under any other Company equity compensation plan or arrangement. From the close of business on the Capitalization Date through the date hereof, there have been no issuances of shares of Company Stock or Company Preferred Stock other than issuances of shares of Company Stock pursuant to the exercise or settlement of Company Stock Options, Company RSUs, Company OPP PSUs, Company PSUs or Company DSUs outstanding as of the Capitalization Date. The Company Stock constitutes the only outstanding class of securities of the Company or its Subsidiaries registered under the Securities Act. Section 4.5(a) of the Company Disclosure Letter sets forth, (x) with respect to each Company Stock Option, the date of grant, the number of shares of Company Stock that are reserved with respect to such Company Stock Option and the exercise price thereof, the portion of each such Company Stock Option that is vested, any applicable vesting schedule and the expiration date and (y) with respect to each Company RSU, Company OPP PSU, Company PSU or Company DSUs, the date of grant, the number of shares of Company Stock that are reserved with respect to such award and any applicable vesting schedule and/or performance target.

(b) Except (x) as set forth in Section 4.5(a), (y) for any Company Stock Options, Company RSUs, Company OPP PSUs, Company PSUs and Company DSUs that are granted under a Company Equity Plan or otherwise after the date of this Agreement in accordance with the terms of this Agreement and (z) for any shares of Company Stock issued upon the exercise of Company Stock Options or the settlement of Company RSUs, Company OPP PSUs, Company PSUs and Company DSUs, in each case, that were outstanding on the date of this Agreement or subsequently granted under the Company Equity Plans or otherwise in accordance with the terms of this Agreement, there are no issued, reserved for issuance, outstanding or authorized (i) shares of capital stock or other voting securities of or other ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or other ownership interests in the Company, (iii) options or other rights or agreements, commitments or understandings to acquire from the Company, or other obligation of the Company to issue, any shares of capital stock or other voting securities of or other ownership interests in the Company (including any stockholder rights plans (or similar plan commonly referred to as a “poison pill”) or Contracts under which the Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities of the Company), or securities convertible into or exchangeable for shares of capital stock or other voting securities of or other ownership interests in the Company or (iv) restricted shares, stock appreciation rights, performance units, restricted stock units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities of or other ownership interests in the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). Since the close of business on the Capitalization Date, no Company Stock Options, Company RSUs, Company OPP PSUs, Company PSUs and Company DSUs have been issued, made or granted.

(c) There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. Neither the Company nor any of its Subsidiaries is a party to any voting trust, proxy, voting agreement or other similar agreement with respect to the voting or registration of any Company Securities. All outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable, and free of preemptive rights, and have been issued in compliance with all applicable securities Laws. No Subsidiary of the Company owns any shares of capital stock of the Company or any Company Securities. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (whether on an as-converted basis or otherwise) (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.

Section 4.6 Subsidiaries.

(a) Each Subsidiary of the Company is duly incorporated or otherwise duly organized, validly existing and (where such concept is recognized) in good standing under the laws of its jurisdiction of incorporation or organization, except, in the case of any such Subsidiary, where the failure to be so incorporated, organized, existing or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Subsidiary of the Company has all requisite corporate, limited liability company or comparable powers required to carry on its business as now conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and (where such concept is recognized) is in good standing in each jurisdiction in which it is required to be so qualified or in good standing, except where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) All of the outstanding capital stock or other voting securities of or other ownership interests in each Subsidiary of the Company are owned by the Company, directly or indirectly, free and clear of any Lien. Section 4.6(b) of the Company Disclosure Letter contains a complete and accurate list of the Subsidiaries of the Company, including, for each of the

Subsidiaries, (x) its name and (y) its jurisdiction of organization. Each Subsidiary is directly or indirectly wholly owned by the Company. There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company, (ii) options or other rights or agreements, commitments or understandings to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock or other voting securities of or other ownership interests in, or any securities convertible into or exchangeable for, any shares of capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity or voting interests in, any Person.

Section 4.7 SEC Filings and the Sarbanes-Oxley Act.

(a) The Company has filed with or furnished to the SEC (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) on a timely basis all reports, forms and other documents required to be filed or furnished, as the case may be, by the Company since June 6, 2014 (collectively, the “Company SEC Documents”). As of its filing date (or, if amended or supplemented, as of the date of the most recent amendment or supplement and giving effect to such amendment or supplement), each Company SEC Document complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder, as the case may be, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is required to file or furnish any forms, reports or other documents with the SEC.

(b) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no investigations by the SEC or any internal investigations pending, in each case regarding any accounting practices of the Company.

(c) As of December 31, 2016, the Company has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since December 31, 2014, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting or (ii) any fraud, whether or not material, that involves management or other Employees who have a significant role in the Company’s internal control over financial reporting.

Section 4.8 Financial Statements.

(a) Each of the consolidated financial statements of the Company included or incorporated by reference in the Company SEC Documents (including all related notes and schedules thereto) when filed: (i) complied as to form in all material respects with GAAP and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing and (ii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as of the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (and for the absence of notes) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(b) The Company has established and maintains internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that provide reasonable assurance (i) that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with authorizations of management and the directors of the Company and (ii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and its Subsidiaries’ assets that could have a material effect on the Company’s financial statements.

(c) None of the Company or its consolidated Subsidiaries is a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any structured finance, special purpose or limited purpose entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in any of the Company’s published financial statements or other Company SEC Documents.

Section 4.9 Information Supplied. The information relating to the Company and its Subsidiaries to be contained in, or incorporated by reference in, the Offer Documents and the Schedule 14D-9 will not, on the date the Offer Documents and the Schedule 14D-9 are first mailed to stockholders of the Company or on the date that the Offer is consummated, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Schedule 14D-9 will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 4.9, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Offer Documents or the Schedule 14D-9 that were not supplied by or on behalf of the Company for use therein.

Section 4.10 Absence of Certain Changes.

(a) From December 31, 2016 through the date of this Agreement, there has not been any event, change, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) From December 31, 2016 through the date of this Agreement, except as for events giving rise to and the discussion and negotiation of this Agreement, (i) the business of the Company and its Subsidiaries has been conducted in the ordinary course of business in all material respects and (ii) there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of, or require consent of Parent under, clauses (a), (b), (e), (f), (g), (j), (k), (l) or (m) of Section 6.1.

Section 4.11 No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries that would be required by GAAP, as in effect on the date hereof, to be reflected on the consolidated balance sheet of the Company (including the notes thereto), other than (a) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the Company Balance Sheet or in the notes thereto, (b) liabilities or obligations incurred in the ordinary course of business since December 31, 2016, (c) liabilities or obligations arising out of the preparation, negotiation and consummation of the transactions contemplated by this Agreement and (d) liabilities or obligations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12 Compliance with Laws and Court Orders; Governmental Authorizations.

(a) Except for matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries (i) are and have been since December 31, 2014 in compliance with all Laws and Orders applicable to the Company, and (ii) to the Knowledge of the Company, are not under investigation by any Governmental Authority with respect to any violation by the Company or its Subsidiaries of any applicable Law or Order.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have all Governmental Authorizations necessary for the ownership and operation of its business as presently conducted, and each such Governmental Authorization is in full force and effect,

(ii) the Company and its Subsidiaries are and have been since December 31, 2014 in compliance with the terms of all Governmental Authorizations necessary for the ownership and operation of its businesses and (iii) since December 31, 2014, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority alleging any conflict with or breach of any such Governmental Authorization.

Section 4.13 Litigation.

(a) Except as has not had and would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated hereby or have a Company Material Adverse Effect, as of the date hereof, there is no Proceeding pending (or, to the Knowledge of the Company, threatened) against the Company or any of its Subsidiaries, or to the Knowledge of the Company, against any present or former officer or director of the Company in such individual’s capacity as such, in each case, before any Governmental Authority.

(b) To the Company’s Knowledge, as of the date of this Agreement, there is no Order to which the Company or any of its Subsidiaries is subject that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.14 Properties.

(a) Neither the Company nor any of its Subsidiaries owns any real property.

(b) Section 4.14(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a list of the leases, subleases or other occupancies to which the Company or any of its Subsidiaries is a party as tenant for real property with payments in excess of $1,000,000 annually (the “Real Property Leases”).

(c) The Company or one of its Subsidiaries has valid leasehold title to each real property subject to a Real Property Lease and has good and valid title to, or otherwise has the right to use, all material tangible personal property necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted reflected on the Company Balance Sheet or acquired after December 31, 2016, in each case, free and clear of all Liens, except (i) for Permitted Liens, (ii) for the property that has been disposed of or leased since December 31, 2016 in the ordinary course of business and (iii) as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Real Property Lease under which the Company or any of its Subsidiaries leases, subleases or otherwise occupies any real property is valid, binding and in full force and effect, subject to the Enforceability Exceptions, and (ii) neither the Company nor any of its Subsidiaries has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Real Property Lease.

Section 4.15 Intellectual Property.

(a) Section 4.15(a) of the Company Disclosure Letter lists, as of the date hereof, the Marks, Copyrights and Patents that are registered or issued by, or subject to an application for registration or issuance with, a Governmental Authority, that are owned by and material to the conduct of the business of the Company and its Subsidiaries (collectively, the “Registered Intellectual Property”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries (i) own or have the right to use the Owned Intellectual Property free and clear of all Liens, except for Permitted Liens, and (ii) own or have the right to use the Intellectual Property to the extent necessary and material to the conduct of their business.

(b) As of the date hereof, (i) to the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not infringe, violate or misappropriate any Intellectual Property of any other Person and (ii) there is no pending, or, to the Knowledge of the Company, threatened Proceeding against the Company or any of its Subsidiaries alleging any such infringement, violation or misappropriation except, in each case, as would not reasonably be expected to have a Company Material Adverse Effect.

(c) Except for actions or failure to take actions that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have taken commercially reasonable actions to maintain the (i) Registered Intellectual Property (other than applications) and (ii) secrecy of the Trade Secrets that are Owned Intellectual Property.

(d) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries distributes any Software material to the Company and its Subsidiaries, taken as a whole, that is licensed, provided or distributed under any open source license, including any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation) or any Software that contains or is derived from any such Software, in any manner that would require any source code of the Software distributed by the Companies or any of its Subsidiaries to be disclosed, licensed for free, publicly distributed or dedicated to the public in a manner that would have a Company Material Adverse Effect.

(e) All IT Systems material to the business of the Company and its Subsidiaries are adequate and suitable for the purposes for which they are presently being used or held for use. The Company and its Subsidiaries have implemented and comply with commercially reasonable written security, business continuity and backup and disaster recovery plans and procedures for all critical systems. To the Knowledge of the Company, none of the IT Systems contains any “back door”, “drop dead device”, “time bomb”, “Trojan horse”, “virus” or “worm” (as such terms are commonly understood in the software industry) or any other code intended to disrupt, disable, harm or otherwise impede the operation of, or provide unauthorized access to, a computer system or network or other device on which such code is stored or installed.

(f) Since December 31, 2014, the Company and its Subsidiaries (i) have not had a failure, unauthorized access or use, or other adverse event affecting any of the IT Systems or (ii) have not had any Knowledge of any material data security, information security, or other technological deficiency with respect to the IT Systems, in each case of (i) and (ii), that caused or causes or presented or presents a risk of disruption to or unavailability of the IT Systems or of unauthorized access to or disclosure of personally identifiable or confidential information that had or would reasonably be expected to have a Company Material Adverse Effect.

(g) Except as would not have or reasonably be expected to have a Company Material Adverse Effect, the Company takes commercially reasonable steps to protect and preserve its rights in any Intellectual Property material to the business of the Company and its Subsidiaries. Except as would not have or reasonably be expected to have a Company Material Adverse Effect, no prior or current employee or officer or any prior or current consultant or contractor of the Company or any of its Subsidiaries has asserted in writing or, to the Knowledge of the Company, has any ownership in any Intellectual Property that is owned by the Company or its Subsidiaries and is material to the conduct of the business (except for agreements entered into with consultants, service providers and contractors in the ordinary course of business where the Company or any of its Subsidiaries was provided a license to specified intellectual property in connection with the conduct of the business of the Company or any of its Subsidiaries).

(h) The Company’s Subsidiary, Myspace LLC, owns a consumer database that includes consumer data, including e-mail addresses, of approximately 250 million unduplicated registered user profiles in the United States. Such data was acquired in accordance, in all material respects, with all Laws applicable to such data acquisition.

(i) Notwithstanding anything to the contrary set forth herein, this Section 4.15 contains all of the representations and warranties provided by the Company with respect to matters related to Intellectual Property and IT Systems.

Section 4.16 Data Privacy and Security.

(a) Since December 31, 2014, the Company and its Subsidiaries have (i) posted privacy policies on their material websites regarding the collection and use of personally identifiable information of individuals who are visitors to such websites or customers of the Company and its Subsidiaries, (ii) have been in compliance in all material respects with all Laws applicable to such collection and use and (iii) complied in all material respects with such privacy policy. Since December 31, 2014, neither the Company nor any of its Subsidiaries has received any written notice or complaint from any Governmental Authority of violation of any Laws applicable to data protection or information privacy and security and, to the Knowledge of the Company, there is no pending investigation by any Governmental Authority of the Company or any of its Subsidiaries relating to such Laws or obligations. As of the date hereof, to the Knowledge of the Company, the Company and its Subsidiaries are not in violation of the current Payment Card Industry Data Security Standard guidelines such as would reasonably be expected to have a Company Material Adverse Effect.

(b) Notwithstanding anything to the contrary set forth herein, Section 4.15(f) and this Section 4.16 contains all of the representations and warranties provided by the Company with respect to matters related to data privacy and security.

Section 4.17 Taxes. Except as had not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) (i) all Tax Returns required to be filed by, on behalf of or with respect to the Company or any of its Subsidiaries have been duly and timely filed and are complete and correct, (ii) all Taxes (whether or not reflected on such Tax Returns) required to be paid by the Company or any of its Subsidiaries have been duly and timely paid, and the Company and its Subsidiaries have made adequate provision, as determined in accordance with GAAP (or adequate provision, as determined in accordance with GAAP, has been made on the Company’s or its Subsidiaries’ behalf) for all accrued Taxes that are not yet due, (iii) all Taxes required to be withheld by the Company or any of its Subsidiaries have been duly and timely withheld, and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for such purpose, (iv) there are no outstanding or pending or, to the Knowledge of the Company, threatened audits, actions, suits, examinations, assessments or other proceedings in respect of Taxes of the Company or any Subsidiary; (v) no Taxing Authority has asserted in writing any deficiency with respect to Taxes against the Company or any of its Subsidiaries that has not been settled, resolved or paid in full and (vi) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens;

(b) no written claim has been received by the Company or any Subsidiary from any Tax authority in any jurisdiction where the Company or a Subsidiary does not file Tax Returns that the Company or a Subsidiary is or may be subject to Tax in that jurisdiction;

(c) during the two year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code;

(d) the Company has not taken any action, or failed to take any action, that would cause the Company’s spinoff from Time Warner Inc. to fail to qualify as a valid tax-free spinoff pursuant to Section 355 of the Code, and to the Knowledge of the Company, Time Warner Inc. has not taken any action, or failed to take any action, that would cause the Company’s spinoff from Time Warner Inc. to fail to qualify as a valid tax-free spinoff pursuant to Section 355 of the Code;

(e) the Company has complied in all respects with its obligations pursuant to the Tax Matters Agreement;

(f) neither the Company nor any of its Subsidiaries is a party to any agreement providing for the allocation or sharing of material Taxes, except for any such agreements that (i) are solely between the Company and/or any of its Subsidiaries, or (ii) will terminate as of, or prior to, the Closing or (iii) are entered into in the ordinary course of business, the principal purpose of which is not the allocation or sharing of Taxes;

(g) (i) neither the Company nor any of its Subsidiaries is or has been during the past three years a member of any affiliated, consolidated, combined or unitary group (that includes any Person other than the Company and its Subsidiaries) for purposes of filing Tax Returns on net income, other than any such group of which Time Warner Inc. was the common parent, (ii) neither the Company nor any of its Subsidiaries has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or foreign Law or as a transferee or successor and (iii) neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to U.S. federal income or U.S. state income Taxes or agreed to any extension of time with respect to a U.S. federal income or U.S. state income Tax assessment or deficiency;

(h) neither the Company nor its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, the computation of taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting, or use of an improper method of accounting, in each case, for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date, (iii) deferred intercompany gain or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) or (iv) election under Section 108(i) of the Code;

(i) neither the Company nor any of its Subsidiaries has agreed to, nor are they required to make, any adjustments pursuant to Section 482 of the Code or any corresponding provision of state, local or foreign Tax law with respect to any intercompany transaction, and none of the Company or any of its Subsidiaries has received any notice in writing from any Governmental Authority proposing any such adjustment; and

(j) neither the Company nor any of its Subsidiaries that is required to file a U.S. federal income Tax Return has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(c) within the last five years.

Section 4.18 Employee Benefit Plans.

(a) Section 4.18(a)(i) of the Company Disclosure Letter contains a correct and complete list identifying each material Employee Plan (other than a Time Warner Plan) that the Company or any Subsidiary sponsors, maintains or contributes to, or is required to maintain or contribute to, for the benefit of any current or former Employee of the Company or its Subsidiaries or for which the Company or any Subsidiary has or may have any material liability, including, but not limited to, any residual contingent liability related to participation in a defined benefit scheme (the “Company Plan”). Section 4.18(a)(ii) of the Company Disclosure Letter contains a correct and complete list identifying each Employee Plan that Time Warner Inc. or any of its Subsidiaries (other than the Company and its Subsidiaries) sponsors, maintains or contributes to, or is required to maintain or contribute to, for the benefit of any current or former Employee of the Company or its Subsidiaries or for which the Company or any Subsidiary has or may have any material liability (each, a “Time Warner Plan”). For purposes of this Agreement, (x) “Employee Plan” means each “employee benefit plan” within the meaning of ERISA Section 3(3), whether or not subject to ERISA, all equity or equity-based, change in control, bonus or other incentive compensation, disability, salary continuation, employment, consulting, indemnification, severance, retention, retirement, pension, profit sharing, savings or thrift, deferred compensation, health or life insurance, employee discount or free product, vacation, sick pay or paid time off agreements, plans or policies, and each other material benefit or compensation plan, program, policy, Contract, agreement or arrangement, whether written or unwritten; (y) “Non-U.S. Company Plan” means each Company Plan that primarily covers current or former Employees, officers, directors or other service providers of the Company or its Subsidiaries based outside of the United States and/or which is governed by the laws of any jurisdiction outside of the United States (other than any plan or program maintained by a Governmental Authority to which the Company or any of its ERISA Affiliates contributes pursuant to applicable Laws, including any benefits that are required to be provided under applicable Law, including statutory severance) and any severance, retirement, pension, or leave accruals provided by the Company that primarily covers current or former Employees, officers, directors or other service providers of the Company or its Subsidiaries as required by applicable Law; and (z) “U.S. Company Plan” means each Company Plan that is not a Non-U.S. Company Plan. The Company has made available to Parent with respect to each U.S. Company Plan: (A) all documents setting forth the terms of each such U.S. Company Plan (or, with respect to any unwritten U.S. Company Plan, a written description of each material term thereof) and all material documents relating to each such U.S. Company Plan, including the plan document, all amendments thereto and all related trust documents and funding instruments, (B) the two most recent annual reports (Form 5500 including, if applicable, all schedules and attachments thereto) and Tax Return (Form 990), if any, required under ERISA or the Code in connection therewith or its related trust and any state or local Tax Returns, (C) the most recent actuarial report (if applicable), (D) all summary plan descriptions, together with each summary of material modifications, if any, required under ERISA, (E) all material written Contracts, instruments or agreements relating to each such U.S. Company Plan, including all amendments thereto, (F) the most recent Internal Revenue Service determination or opinion letter issued with respect to each such U.S. Company Plan intended to be qualified under Section 401(a) of the Code and (G) all material correspondence to or from any Governmental Authority within the past three years with respect to any U.S. Company Plan. The Company has made available to Parent, with respect to each Non-U.S. Company Plan, all documents setting forth the terms of each such Non-U.S. Company Plan and summaries of material benefits.

(b) Except as would not reasonably be expected to have a Company Material Adverse Effect, each U.S. Company Plan and each Non-U.S. Company Plan has been maintained, administered and operated in compliance with its terms and the requirements of applicable Law.

(c) Except as would not be reasonably be expected to have a Company Material Adverse Effect, other than routine claims for benefits, there are no pending or, to the Knowledge of the Company, threatened Proceedings by or on behalf of any participant in any U.S. Company Plan or any Non-U.S. Company Plan, or otherwise involving any U.S. Company Plan or Non-U.S. Company Plan or the assets of any U.S. Company Plan or Non-U.S. Company Plan.

(d) Each U.S. Company Plan that is intended to be qualified under Section 401(a) of the Code has received a determination or opinion letter from the IRS that it is so qualified and each related trust that is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination or opinion letter from the IRS that it is so exempt and, to the Knowledge of the Company, no fact or event has occurred since the date of such letter or letters from the IRS that could reasonably be expected to adversely affect the qualified status of any such U.S. Company Plan or the exempt status of any such trust.

(e) Neither the Company nor any ERISA Affiliate maintains, contributes to, or sponsors (or has in the past six years maintained, contributed to, or sponsored) a multiemployer plan as defined in Section 3(37) of ERISA (a “Multiemployer Plan”). No U.S. Company Plan is a plan subject to Title IV of ERISA. No U.S Company Plan provides post-employment health or welfare benefits for any current or former Employees of the Company or its Subsidiaries (or their dependents), other than as required under Section 4980B of the Code.

(f) Except for any instances of noncompliance that would not reasonably be expected to result in a material liability to the Company or its Subsidiaries, any arrangement of the Company or any of its Subsidiaries that is subject to Section 409A of the Code has complied in form and operation with the requirements of Section 409A of the Code as in effect from time to time.

(g) The consummation of the transactions contemplated hereby will not, either alone or in combination with another event, (i) entitle any current or former director, officer or Employee of the Company or its Subsidiaries to severance pay, unemployment compensation or any other payment; (ii) result in any payment becoming due, accelerate the time of payment or vesting, or increase the amount of compensation due to any such director, officer or Employee of the Company or its Subsidiaries; (iii) result in any forgiveness of indebtedness, trigger any funding obligation under any U.S. Company Plan or impose any restrictions or limitations on the Company’s rights to administer, amend or terminate any U.S. Company Plan; or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that could reasonably be expected, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). Neither the Company nor any of its Subsidiaries has any obligation to provide any gross-up payment to any individual with respect to any income Tax, additional Tax, excise Tax or interest charge imposed pursuant to Section 409A or 4999 of the Code.

(h) With respect to each U.S. Company Plan and Non-U.S. Company Plan, there are no benefit obligations which are unfunded or for which contributions have not been made, in either case to the extent required by such U.S. Company Plan or Non-U.S. Company Plan or applicable Law or, to the extent required by GAAP, properly accrued.

(i) Except for the IPC Media Pension Scheme or any other Non-U.S. Company Plan which is established in the UK, neither the Company nor any of its Subsidiaries participates in or contributes to, or has any actual or contingent liability in relation to, any pension scheme or arrangement established in the UK for the provision of Relevant Pension Benefits and neither the

Company nor any of its Subsidiaries has given any undertaking or made any proposal or announcement as to the continuation, introduction or variation of any Relevant Pension Benefits. For these purposes, “Relevant Pension Benefits” means any pension, lump sum, gratuity or other like benefit provided or to be provided on death or in the event of incapacity or, in connection with past service, before retirement or on or after death.

(j) Except for insured death in service lump sum benefits and except for the IPC Media Pension Scheme, each benefit payable under any Non-U.S. Company Plan which is established in the UK is calculated solely by reference to assets which (because of the nature of the calculation) must necessarily suffice for the purposes of its provision to or in respect of the individual entitled to the benefit. All contributions due for payment in relation to any Non-U.S. Company Plan which is established in the UK have been paid by the relevant due date and neither the Company nor any of its Subsidiaries is liable to reimburse any Person in respect of such payment. All membership records (detailing the contributions to and benefits payable) of any Non-U.S. Company Plan which is established in the UK are up to date and accurate and complete in all material respects.

(k) No contribution notice or financial support direction has been issued (nor, to the Knowledge of the Company, is threatened) under the Pensions Act 2004 by the UK Pensions Regulator in relation to any UK tax registered pension arrangement (including the IPC Media Pension Scheme) to which the Company or any of its Subsidiaries is or has been a participating employer (or is or has been connected or associated with such a participating employer) for the purposes of the Pensions Act 2004. In respect of any Non-U.S. Company Plan which is established in the UK (including the IPC Media Pension Scheme), no report has been made to the UK Pensions Regulator under section 70 (duty to report breaches of the law) of the Pensions Act 2004, nor is there any fact or circumstance which is likely to give rise to such a report and each report required under section 69 (duty to notify the Regulator of certain events) has been made and the Company has made a copy of each such report available to Parent.

(l) All contributions due for payment in relation to the IPC Media Pension Scheme have been paid by the relevant due date and neither the Company nor any of its Subsidiaries is liable to reimburse any Person in respect of such payment. To the Company’s Knowledge, all membership records (detailing the contributions to and benefits payable) of the IPC Media Pension Scheme are up to date and accurate and complete in all material respects. The Company has made available to Parent in relation to the IPC Media Pension Scheme the: (i) last two formal tri-annual actuarial valuations and last two annual valuation reports, (ii) current schedule of contributions and recovery plan, (iii) current statement of funding principles and (iv) current statement of investment principles. IPC Media Pension Trustee Limited, as the trustee of Pension Scheme, has not accepted any contribution from a European employer (as defined for the purposes of Part 7 (cross border activities within European Union) of the Pensions Act 2004).

(m) The Company Disclosure Letter contains details of the Estimated Insurance Buy-out Deficit (as defined in the Deed of Guarantee) for the IPC Media Pension Scheme as at the date of the Company Disclosure Letter. As at the date of this Agreement, no “Escrow Event” (as defined in the Deed of Guarantee) has occurred since the Deed of Guarantee was executed on October 19, 2015. The Heads of Terms Agreement (UK Pensions), dated as of November 25,

2017 (the “Parent Heads of Terms”), among the Company, Parent, Time Inc. (UK) Ltd, International Publishing Corporation Limited and IPC Media Pension Trustee Limited (the “Trustee”), is valid and binding and in full force and effect and, to the Knowledge of the Company, enforceable against the Trustee in accordance with its terms, subject to the Enforceability Exceptions. No further approval or action of the Trustee is required in order to substitute Parent as the Guarantor under the Deed of Guarantee upon the consummation of the Offer or to avoid the consummation of the Offer or the Merger causing an Escrow Event, in each case, so long as (w) all parties to the Parent Heads of Terms perform their obligations in accordance with the terms thereunder, (x) the conditions to the application of Clauses 4 to 6 of the Parent Heads of Terms are satisfied and (y) Parent provides all documents required under Clause 5(2) of the Parent Heads of Terms. The Deed of Guarantee has not been amended (other than agreed changes in investment strategy as provided for in the defined term Agreed Investment Strategy) since the Deed of Guarantee was executed on October 19, 2015.

(n) Neither IPC Media Pension Trustee Limited (as the trustee of IPC Media Pension Scheme) or Time Inc. (UK) Ltd (as the sponsor of the IPC Media Pension Scheme) has entered into a legally enforceable agreement the effect of which is to reduce the amount of any debt due to the IPC Media Pension Scheme under section 75 or section 75A of the Pensions Act 1995 Act which may be recovered by, or on behalf of, IPC Media Pension Trustee Limited.

Section 4.19 Employees; Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, and there are no, and during the last three years have been no, labor unions or other organizations representing, purporting to represent or, to the Knowledge of the Company, attempting to represent any Employees.

(b) Since December 31, 2014, there has not occurred or, to the Knowledge of the Company, been threatened any strike, slowdown, work stoppage, concerted refusal to work overtime or other similar labor activity or union organizing campaign with respect to any Employees. There are no labor disputes subject to any formal grievance procedure, arbitration or litigation and there is no representation petition pending or, to the Knowledge of the Company, threatened with respect to any Employee other than those arising in the ordinary course of business.

(c) The Company and its Subsidiaries have complied in all material respects with all applicable Laws relating to employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity, classification of employees, immigration, and the collection and payment of withholding and/or social security Taxes.

Section 4.20 Environmental Matters.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries are and, since December 31, 2014, have been, in compliance with all applicable Environmental Laws and possess and are in compliance with all Environmental Permits, (ii) since December 31,

2014, no notice of violation has been received by the Company or any of its Subsidiaries arising out of any Environmental Law the substance of which has not been resolved, (iii) no Proceeding is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries under any Environmental Law and (iv) since December 31, 2014, neither the Company nor any of its Subsidiaries has released or handled in any manner any Hazardous Substances at any real property, except in compliance with Environmental Laws.

(b) Notwithstanding any of the representations and warranties contained elsewhere in this Agreement, matters arising under Environmental Law shall be governed exclusively by this Section 4.20.

Section 4.21 Material Contracts.

(a) Section 4.21(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a correct and complete list of each of the following types of Contracts to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound:

(i) each Contract that (A) limits or restricts in any material respect the Company and its Subsidiaries from competing in any line of business with any Person in any geographic region or (B) contains exclusivity obligations or restrictions binding on, and material to, the Company and its Subsidiaries, taken as a whole;

(ii) each Contract that is a joint venture or partnership agreement that is material to the Company and its Subsidiaries, taken as a whole;

(iii) each Contract that is a loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture or other binding commitment (other than letters of credit and those between the Company and its wholly owned Subsidiaries) relating to indebtedness for borrowed money in an amount in excess of $1,000,000;

(iv) each Contract with respect to an interest, rate, currency or other swap or derivative transaction (other than those between the Company and its Subsidiaries) with a fair value in excess of $1,000,000;

(v) each Contract that is an acquisition agreement or a divestiture agreement pursuant to which (A) the Company reasonably expects that it is required to pay total consideration (including assumption of debt) after the date of this Agreement to be in excess of $1,000,000 or (B) any other Person has the right to acquire any assets of the Company or any of its Subsidiaries after the date of this Agreement with a fair market value or purchase price of more than $1,000,000, excluding, in each case, (x) acquisitions or dispositions of supplies, inventory or products in connection with the conduct of the Company’s and its Subsidiaries’ business or (y) of supplies, inventory, products, equipment, properties or other assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of the Company or its Subsidiaries;

(vi) each Contract pursuant to which the Company or any of its Subsidiaries has continuing “earn-out” or similar obligations that could result in payments in excess of $1,000,000 in the aggregate;

(vii) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act), whether or not filed by the Company with the SEC;

(viii) any Contract governing a Related Party Transaction (as defined below);

(ix) any registration rights agreements with respect to securities of the Company;

(x) any employment or consulting Contract (in each case with respect to which the Company has continuing obligations as of the date hereof) with any current (A) executive officer of the Company, (B) member of the Company Board, or (C) Company Employee providing for an annual base salary in excess of $250,000; and

(xi) any other Contract or series of related Contracts under which it would reasonably be expected that the Company and its Subsidiaries would receive annual payments of $7,000,000 or more (each, a “Revenue Contract”) or make annual payments of $5,000,000 or more, in each case, during any twelve (12) month period or the remaining period of such Contract, if shorter.

Each Contract of the type described in clauses (i) through (xi) is referred to herein as a “Company Material Contract”.

(b) Except for any Company Material Contract that has terminated or expired in accordance with its terms and except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Material Contract is valid and binding and in full force and effect and, to the Knowledge of the Company, enforceable against the other party or parties thereto in accordance with its terms, subject to the Enforceability Exceptions. Except for breaches, violations or defaults which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company any other party to a Company Material Contract, is in violation of or in default under any provision of such Company Material Contract. True and complete copies of the Company Material Contracts and any material amendments thereto have been made available to Parent prior to the date of this Agreement.

Section 4.22 Finders’ Fee, etc. Except for Morgan Stanley & Co. LLC (“Morgan Stanley”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), there is no investment banker, broker or finder that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.23 Opinions of Financial Advisors. As of the date of this Agreement, the Company Board has received the opinion of each of Morgan Stanley and BofA Merrill Lynch to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications, matters and limitations set forth therein, the consideration to be received by the holders of Company Stock (other than (a) shares of Company Stock owned, directly or indirectly, by Parent, the Company (including shares held as treasury stock or otherwise), or Purchaser, and (b) Appraisal Shares) pursuant to this Agreement is fair from a financial point of view to such holders, and, as of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.

Section 4.24 Antitakeover Statutes. Assuming the accuracy of Parent’s and Purchaser’s representations and warranties in Section 5.8, (a) the Company Board has taken all action necessary to exempt the Merger and the other transactions contemplated hereby from Section 203 of the DGCL and any other similar Takeover Statute and (b) to the Knowledge of the Company, no other Takeover Statute enacted under U.S. state or federal laws applies to this Agreement or any of the transactions contemplated hereby.

Section 4.25 Certain Business Practices. Since June 6, 2014, none of the Company, its Subsidiaries and, to the Knowledge of the Company, any director, officer, Employee or agent of the Company or any of its Subsidiaries with respect to any matter relating to the Company or any of its Subsidiaries, has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity or (b) offered, promised, made or authorized any unlawful payment of anything of value to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or otherwise violated any provision of the Foreign Corrupt Practices Act of 1977, as amended.

Section 4.26 Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, each of the insurance policies and arrangements relating to the business, assets and operations of the Company are in full force and effect and all premiums due thereunder have been paid. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice regarding any cancellation or invalidation of any such insurance policy, other than such cancellation or invalidation that would not reasonably be expected to have, individually or in the agreement, a Company Material Adverse Effect. As of the date of this Agreement, other than as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no claim pending under the Company’s or its Subsidiaries’ insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of any insurance policy of the Company or its Subsidiaries.

Section 4.27 Related Party Transactions. As of the date hereof, except as disclosed in the Company’s definitive proxy statements included in the Company SEC Documents, within the last twelve (12) months no event has occurred and no relationship exists that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K (each, a “Related Party Transaction”).

Section 4.28 No Additional Representations. Except for the representations and warranties expressly made by the Company in this Article IV, neither the Company nor any other Person makes, and Parent and Purchaser each disclaim any reliance upon, any express or implied representation or warranty whatsoever or with respect to any information provided or made available in connection with the transactions contemplated by this Agreement, including any information, documentation, forecasts, budgets, projections or estimates provided by the Company or any Representative of the Company, including in any “data rooms” or management presentations or the accuracy or completeness of any of the foregoing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser represent and warrant to the Company that:

Section 5.1 Corporate Existence. Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Iowa. Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

Section 5.2 Corporate Authorization.

(a) Each of Parent and Purchaser has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Purchaser, the performance of their obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Purchaser. No vote of any holders of any of Parent’s capital stock is necessary in connection with the consummation of the transactions contemplated hereby. This Agreement, assuming due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of Parent and Purchaser, enforceable against Parent and Purchaser in accordance with its terms, subject to the Enforceability Exceptions.

(b) As of the date of this Agreement, the respective board of directors of each of Parent and Purchaser have approved and declared advisable this Agreement and the transactions contemplated hereby.

Section 5.3 Governmental Authorization. The execution and delivery of this Agreement by Parent and Purchaser, the performance of their obligations hereunder and the consummation by Parent and Purchaser of the transactions contemplated hereby, including the Offer and the Merger, require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities laws, (d) compliance with any applicable requirements of the NYSE and (e) any actions or filings the absence of which would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated hereby.

Section 5.4 Non-Contravention. The execution and delivery of this Agreement by Parent and Purchaser, the performance of their obligations hereunder and the consummation by Parent and Purchaser of the transactions contemplated hereby, including the Offer and the Merger, do not, assuming the authorizations, consents and approvals referred to in clauses (a) through (d) of Section 5.3 are obtained, (a) conflict with or breach any provision of the certificate of incorporation or bylaws (or comparable organizational documents) of Parent or Purchaser, (b) conflict with or breach any provision of any Law or Order, (c) require any consent of or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under any provision of any material Contract binding upon Parent or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting Parent and its Subsidiaries or (d) result in the creation or imposition of any Lien, other than any Permitted Lien, on any asset of Parent or any of its Subsidiaries, except, in the case of each of clauses (b), (c) and (d), as would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated hereby.

Section 5.5 Information Supplied. The information relating to Parent, its Subsidiaries and Purchaser to be contained in, or incorporated by reference in, the Offer Documents and the Schedule 14D-9 will not, on the date the Offer Documents and the Schedule 14D-9 are first mailed to the stockholders of the Company or on the date that the Offer is consummated, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Offer Documents will comply in all material respects as to form with the requirements of both the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 5.5, no representation or warranty is made by Parent or Purchaser with respect to information or statements made or incorporated by reference in the Offer Documents or the Schedule 14D-9 that were not supplied by or on behalf of Parent or Purchaser for use therein.

Section 5.6 Financial Ability.

(a) Assuming the satisfaction of the conditions precedent to Parent’s obligations hereunder and the completion of the Marketing Period, Parent has no reason to believe that it will not be able to satisfy any term or condition of the Transaction Financing (defined below) that is required to be satisfied by Parent as a condition to such Transaction Financing, or that the Transaction Financing will not be made available to Parent on the Closing Date. Assuming the Transaction Financing is funded in accordance with the Debt Commitment Letter and the Equity Commitment Letter, the aggregate net proceeds contemplated by the Debt Commitment Letter and Equity Commitment Letter, together with the cash of Parent and its Subsidiaries, will be an amount sufficient for the satisfaction of Parent’s cash payment obligations under this Agreement on the Closing Date (including payment of the Offer Consideration, the Merger Consideration, all indebtedness of the Company and Parent expected to be required to be repaid or contemplated to be repaid as a condition of the Transaction Financing (the “Retired Debt”) and any fees and expenses of, or payable by, Parent, Purchaser or the Company in connection with the Offer or the Merger or the Transaction Financing).

(b) Parent has delivered to the Company a true, complete and correct copy of (i) an executed commitment letter and fee letters (as redacted in a customary manner to remove the fee amounts, pricing caps, the rates and amounts included in the “market flex” and certain other terms (none of which could reasonably be expected to adversely affect the conditionality, enforceability, termination or aggregate principal amount of the Transaction Debt Financing)) (collectively, the “Debt Commitment Letter”) from the financial institutions identified therein (together with their respective Affiliates and their respective officers, employees, directors, equityholders, partners, controlling parties, advisors, agents and Representatives, any substitute, replacement or alternative financial institution permitted by Section 8.11(a), and in each case their respective successors and assigns, the “Debt Financing Sources”), pursuant to which, upon the terms and subject to the conditions set forth therein, the Debt Financing Sources have committed to lend or invest the amounts set forth therein on the terms and subject to the conditions set forth therein for the purpose of financing the transactions contemplated by this Agreement (the “Transaction Debt Financing”), and (ii) an executed commitment letter and fee letter (as redacted in a customary manner to remove the fee amounts and certain other terms (none of which could reasonably be expected to adversely affect the conditionality, enforceability, termination or aggregate amount of the Transaction Financing to be made available thereunder) (collectively, the “Equity Commitment Letter” and collectively with the Debt Commitment Letter, the “Commitment Letters”)) from Koch Equity Development LLC (together with their respective Affiliates and their respective officers, employees, directors, equityholders, partners, controlling parties, advisors, agents and Representatives, any substitute, replacement or alternative financial institution permitted by Section 8.11(a), and their respective successors and assigns, the “Equity Financing Sources” and collectively with the Debt Financing Sources, the “Financing Sources”) pursuant to which, upon the terms and subject to the conditions set forth therein, the Equity Financing Sources have committed to purchase securities issued by Parent in the amounts set forth therein on the terms and subject to the conditions set forth therein for the purpose of financing the transactions contemplated by this Agreement (the “Transaction Equity Financing” and collectively with the Transaction Debt Financing, the “Transaction Financing”).

(c) Other than as expressly set forth in the Debt Commitment Letter and the Equity Commitment Letter, there are no other agreements, side letters, arrangements or understandings, in each case associated with the Transaction Financing, which would (i) impair the enforceability of the Debt Commitment Letter or Equity Commitment Letter, (ii) reduce the aggregate amount of the Transaction Financing or (iii) impose new or additional (or adversely expand, modify or amend any of the existing) conditions precedent to the Transaction Financing relating to the financing of the cash amounts needed to be paid in connection with the Offer or the Merger (including all fees and expenses required to be paid in connection with the Transaction Financing). There are no conditions precedent or other contingencies related to the funding of the full amount of the Transaction Financing, except as set forth in the Debt Commitment Letter and Equity Commitment Letter in the form so delivered to the Company as of the date hereof.

(d) As of the date hereof, each of the Debt Commitment Letter and Equity Commitment Letter in the form so delivered to the Company is in full force and effect and represents the legally valid and binding obligation of Parent and Parent’s Subsidiaries, as applicable, and, to the Knowledge of Parent, each of the other parties thereto, enforceable in accordance with its terms, subject to the Enforceability Exceptions. As of the date hereof, neither the Debt Commitment Letter nor the Equity Commitment Letter have been withdrawn, rescinded or terminated or otherwise amended, restated, modified or waived in any respect (other than amendments, modifications, substitutions or replacements as permitted by Section 8.11). Parent and Parent’s Subsidiaries are not in breach of any of the terms or conditions set forth in the Debt Commitment Letter or the Equity Commitment Letter. All fees required to be paid under the Debt Commitment Letter and Equity Commitment Letter have been paid in full or, if not yet due, will be duly paid in full when due.

(e) Parent acknowledges and agrees that the obtaining of financing is not a condition to the Closing. For the avoidance of doubt, if any financing contemplated to be obtained by Parent in connection with the Merger has not been obtained prior to the Closing, Parent and Purchaser shall continue to be obligated, subject to the fulfillment or waiver of the conditions to the Offer set forth in Annex A and the conditions in Section 9.1 to consummate the Merger and the other transactions contemplated by this Agreement at the Closing in accordance with this Agreement.

Section 5.7 Litigation. Except as would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated hereby, (a) there is no Proceeding pending (or, to the Knowledge of Parent, threatened) by any Governmental Authority against Parent or any of its Subsidiaries, or to the Knowledge of Parent, against any present or former officer or director of Parent in such individual’s capacity as such, in each case, before any Governmental Authority and (b) to the Knowledge of Parent, Parent and its Subsidiaries are not under investigation by any Governmental Authority with respect to any violation by Parent or its Subsidiaries of any applicable Law or Order.

Section 5.8 Share Ownership. None of Parent, Purchaser or any of their respective “affiliates” or “associates” (as defined in Section 203 of the DGCL) (a) beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Company Stock or any options, warrants or other rights to acquire Company Stock or other securities of, or any other economic interest (through derivatives, securities or otherwise) in the Company or (b) is, or at any time within the past three years has been, an “interested stockholder” of the Company (as defined in Section 203 of the DGCL).

Section 5.9 No Additional Representations. Except for the representations and warranties expressly made by Parent and Purchaser in this Article V, neither Parent, Purchaser nor any other Person makes, and the Company disclaims any reliance upon, any express or implied representation or warranty whatsoever or with respect to any information provided or made available in connection with the transactions contemplated by this Agreement, including any information, documentation, forecasts, budgets, projections or estimates provided by Parent or any Representative of Parent, including in any “data rooms” or management presentations or the accuracy or completeness of any of the foregoing.

ARTICLE VI

COVENANTS OF THE COMPANY

Section 6.1 Conduct of the Company. From the date of this Agreement until the earlier to occur of the Effective Time and the termination of this Agreement in accordance with Article X, except as otherwise permitted or contemplated by this Agreement, as set forth in Section 6.1 of the Company Disclosure Letter, as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed) or as required by applicable Law, the Company shall, and shall cause each of its Subsidiaries to conduct its business in all material respects in the ordinary course of business. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier to occur of the Effective Time and the termination of this Agreement in accordance with Article X, except as otherwise permitted or contemplated by this Agreement, as set forth in Section 6.1 of the Company Disclosure Letter, as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed) or as required by applicable Law, the Company shall not, nor shall it permit any of its Subsidiaries to:

(a) amend its certificate of incorporation, bylaws or other similar organizational documents (other than amendments to the organizational documents of any wholly owned Subsidiary of the Company that would not prevent, materially delay or materially impair the consummation of the Offer, the Merger or the transactions contemplated hereby);

(b) split, combine or reclassify any shares of capital stock of the Company or any of its Subsidiaries, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities;

(c) (i) grant, issue, deliver or sell, or authorize the grant, issuance, delivery or sale of, any shares of any Company Securities, Company Subsidiary Securities or Company RSUs, Company OPP PSUs, Company PSUs or Company DSUs or any other equity awards, including, without limitation, in connection with any annual employee equity awards, other than (x) the issuance of any shares of Company Stock upon the exercise of Company Stock Options or the settlement of Company RSUs, Company OPP PSUs, Company PSUs and Company DSUs that are outstanding on the Capitalization Date in accordance with the applicable terms thereof on the date of this Agreement and (y) issuances of securities of the Company’s Subsidiaries to the Company or to wholly owned Subsidiaries of the Company or (ii) amend any term of any Company Security (in each case, whether by merger, consolidation or otherwise);

(d) make or commit to any capital expenditures in excess of $1,000,000 in the aggregate per project, except in the ordinary course of business or pursuant to the Company’s 2017 capital expenditures budget;

(e) make any acquisition (whether by merger, consolidation or acquisition of stock or assets) of any interest in any Person or any division or assets thereof (other than acquisitions of assets that do not comprise an operating business in the ordinary course of business) with a value or purchase price in excess of $2,000,000 in the aggregate for all such acquisitions;

(f) sell, assign, license, lease or otherwise transfer, or create any material Lien on any of the Company’s or its Subsidiaries’ assets, other than in the ordinary course of business;

(g) incur any indebtedness for borrowed money or guarantees thereof, other than intercompany indebtedness and amounts drawn on the Company’s revolving credit facility under the Credit Facility or on its Subsidiary’s UK lines of credit, which amounts shall not exceed $10,000,000 in the aggregate;

(h) other than in the ordinary course of business and so long as such action is not with respect to a Related Party Transaction, (i) terminate or cancel a Company Material Contract, other than a termination or cancellation in accordance with the terms thereof, (ii) amend or modify a Company Material Contract, other than as would not be materially adverse to the Company and its Subsidiaries as compared to the current terms of the relevant Company Material Contract, (iii) renew a Company Material Contract, other than renewals consistent with the terms thereof, (iv) enter into any Contract that, if in effect as of the date hereof, would constitute a Company Material Contract (other than a Revenue Contract), (v) enter into any Contract (including by renewal or amendment) under which it would reasonably be expected that the Company and its Subsidiaries would make annual payments greater than $3,000,000, or (vi) waive, release or assign any material rights or claims under a Company Material Contract; provided that nothing in this Section 6.1(h) shall limit the right of the Company to terminate the employment of any Company Employee other than an executive officer of the Company or an individual who, as of the date hereof, is reporting directly to such an executive officer;

(i) (i) subject to clauses (iv) and (v) below, grant or increase any severance or termination pay to (or amend any existing severance pay or termination arrangement) or enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with respect to any Employee, officer or director of the Company or any of its Subsidiaries, (ii) increase benefits payable under any existing severance, termination pay policies or any other plan (even if the Company Board or any committee thereof is already authorized to do so pursuant to the terms of existing plans), (iii) establish, adopt or amend any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock or other benefit plan or arrangement, (iv) increase compensation, bonus or other benefits payable to any current Employee, officer or director of the Company or any of its Subsidiaries, except for (x) standard merit increases for non-executive employees in the ordinary course of business if the Closing does not occur by March 1, 2018 and (y) other increases for non-executive employees that are not in excess of 10% of their current base salary individually and in an amount not to exceed $1,500,000 in the aggregate, unless and except such increase occurs pursuant to, and is consistent with, a promotion announcement in connection with a reorganization that was made prior to the date of this Agreement and is described on Section 6.1(i) of the Company Disclosure Letter or (v) hire or enter into any employment agreement with any new Employee with an annual base salary greater than $250,000, unless and except such hiring or new employment agreement occurs pursuant to, and is consistent with, an offer of employment or offer to enter into a new employment agreement (or to amend an existing employment agreement) that was made prior to the date of this Agreement and is described on Section 6.1(i) of the Company Disclosure Letter;

(j) materially change the Company’s methods of financial accounting, except as required by GAAP or in Regulation S-X of the Exchange Act (or any interpretation thereof), any Governmental Authority or applicable Law;

(k) (i) materially change any method of Tax accounting, except as required by applicable Law, (ii) make or change any material election with respect to Taxes, (iii) amend any federal income Tax Return in a manner that would materially increase the Taxes of the Company and its Subsidiaries, (iv) agree or settle any claim or assessment in respect of a material amount of Taxes, excluding for these purposes any agreement or settlement relating to a Tax item to the extent that such agreement or settlement does not materially exceed the reserves for such Tax item, (v) enter into any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to a material amount of Taxes, other than a closing agreement with respect to a matter governed by the Tax Matters Agreement (other than with respect to Taxes resulting from a failure of any transaction to qualify for its Intended Tax Treatment, as defined in the Tax Matters Agreement) or (vi) surrender any right to a material refund of Taxes;

(l) adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, in each case, of the Company or any material Subsidiary of the Company;

(m) settle, offer or propose to settle any Proceeding involving or against the Company or any of its Subsidiaries (x) listed as items 1-5 on Section 4.13(a) of the Company Disclosure Letter or (y) in the case of other Proceedings, other than solely for money damages (and confidentiality and other similar customary provisions) not in excess of $2,000,000 in the aggregate (excluding, for the avoidance of doubt, amounts paid by insurance and other amounts not paid out of pocket by the Company) for all such Proceedings;

(n) other than quarterly cash dividends of $0.04 per share of Company Stock with record dates consistent with past practices of the Company (including, for the avoidance of doubt, corresponding dividend equivalents declared on the Company RSUs), declare, set aside or pay any dividends on, or make any other distributions in respect of, any Company Securities;

(o) enter into any marketing, strategic brand or content licensing, or exclusivity obligation or commitment binding on, and material to the Company and its Subsidiaries, taken as a whole; or

(p) agree, resolve or commit to do any of the foregoing.

Parent and Purchaser acknowledge and agree that: (i) nothing contained in this Agreement shall give Parent or Purchaser, directly or indirectly, the right to control or direct the Company’s operations prior to the Closing, (ii) prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations and (iii) notwithstanding anything to the contrary set forth in this Agreement, no consent of Parent or Purchaser shall be required with respect to any matter set forth in this Section 6.1 or elsewhere in this Agreement to the extent that the requirement of such consent could violate any applicable Law.

Section 6.2 Dispositions. The Company shall use commercially reasonable efforts to sell the businesses set forth on Section 6.2 of the Company Disclosure Letter as promptly as practicable after the date hereof in accordance with Section 6.2 of the Company Disclosure Letter; provided that (i) the Company shall not (A) enter into any definitive agreement related to any such transaction without Parent’s prior consent, or (B) agree to the waiver or amendment of any of the terms of such definitive agreement without Parent’s prior consent, and (ii) Parent and Purchaser acknowledge and agree that their respective obligations hereunder are not in any way conditioned upon entry into any such definitive agreement, consummation of any such sale or any other matter related to any such sale process.

Section 6.3 Heads of Terms. The Company and Parent shall cooperate (and the Company shall cause Time Inc. (UK) Ltd. and International Publishing Corporation Limited to cooperate) in good faith to negotiate and finalize a mutually acceptable amendment to the Deed of Guarantee in connection with the sale of Time Inc. (UK) Ltd. as soon as practicable after the date of this Agreement (the “Company Heads of Terms”, and collectively with the Parent Heads of Terms, the “Heads of Terms”). The Company shall not (and the Company shall cause Time Inc. (UK) Ltd. and International Publishing Corporation Limited not to) (a) enter into the Company Heads of Terms or any other amendment to the Deed of Guarantee or (b) make (or agree to make) any contributions into the IPC Media Pension Scheme (other than as already required by the Deed of Guarantee as currently in effect), in each case of clause (a) and (b) without Parent’s prior consent. The Company shall use its commercially reasonable efforts and cooperate in good faith with Parent in connection with implementing the Heads of Terms once executed in accordance with their terms, including with respect to obtaining clearance of the UK Pensions Regulator for the sale of Time Inc. (UK) Ltd by the Company and the negotiation of all definitive agreements contemplated by the Heads of Terms. Once executed in accordance with the requirements of this Section 6.3, the Company shall not amend either Heads of Terms or agree to the waiver or amendment of any of the terms of either Heads of Terms, and shall not enter into any amendment to the Deed of Guarantee or other definitive agreement in connection with the Heads of Terms, in each case without Parent’s prior consent. Parent and Purchaser acknowledge and agree that their respective obligations hereunder are not in any way conditioned upon completion of the matters contemplated by either Heads of Terms.

ARTICLE VII

COVENANTS OF PARENT AND PURCHASER

Section 7.1 Obligations of Purchaser. Parent shall cause Purchaser to perform when due its obligations under this Agreement and to consummate the Offer and the Merger pursuant to the terms and subject to the conditions set forth in this Agreement and the Offer.

Section 7.2 Director and Officer Indemnification.

(a) For a period of not less than six years after the Effective Time, Parent shall indemnify and hold harmless each former and present director or officer of the Company or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, a “Company Indemnified Party”) against any costs, expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim to the fullest extent permitted by Law and, without limiting the generality of the foregoing, as provided in the applicable certificates of incorporation, bylaws (or comparable organizational documents) or any indemnification agreement as in effect on the date of this Agreement), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim with respect to acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, in connection with such persons serving as an officer, director, Employee or other fiduciary of the Company or any of its Subsidiaries or of any Person if such service was at the request of or for the benefit of the Company or any of its Subsidiaries, to the fullest extent permitted by Law and as provided in their respective certificates of incorporation, bylaws (or comparable organizational documents) or any indemnification agreement as in effect on the date of this Agreement. All rights to elimination of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, in effect as of the date of this Agreement in favor of the Company Indemnified Parties shall survive the Merger and continue in full force and effect in accordance with their terms, and the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) honor all the terms thereof for a period of not less than six years after the Effective Time. Notwithstanding anything herein to the contrary, if any Company Indemnified Party notifies Parent on or prior to the sixth anniversary of the Effective Time of a matter in respect of which such Person may seek indemnification pursuant to this Section 7.2, the provisions of this Section 7.2 shall continue in effect with respect to such matter until the final disposition of all claims relating thereto.

(b) For a period of not less than six years after the Effective Time, Parent, to the fullest extent permitted under applicable Law, shall cause to be maintained in effect the provisions in the certificates of incorporation and bylaws and comparable organizational documents of the Surviving Corporation and each Subsidiary of the Company (or in such documents of any successor thereto) regarding elimination of liability, indemnification and advancement of expenses in effect as of immediately prior to the Effective Time, and, during such six year period, shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individual who immediately before the Effective Time was a Company Indemnified Party, except as required by applicable Law.

(c) Parent shall or shall cause the Surviving Corporation to either (i) continue to maintain in effect for a period of no less than six years after the Effective Time the Company’s directors’ and officers’ insurance policies (the “D&O Insurance”), in place as of the date of this Agreement or (ii) purchase comparable D&O Insurance (from a carrier with the same or better credit rating as the Company’s D&O Insurance carrier) for such six-year period, in each case, with coverage for the persons who are covered by the Company’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable to the insured individuals as the Company’s existing D&O Insurance with respect to matters existing or occurring prior to the Effective Time; provided that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the amount per annum the Company paid in its last full fiscal year

(the “Premium Cap”); provided, further, that if the amount necessary to procure such insurance coverage exceeds the Premium Cap, the Company may purchase the most advantageous policy available for an amount not to exceed the Premium Cap. At the Company’s option, the Company may purchase, prior to the Effective Time, a prepaid “tail policy” for a period of no more than six years after the Effective Time with coverage for the persons who are covered by the Company’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable to the insured individuals as the Company’s existing D&O Insurance with respect to matters existing or occurring prior to the Effective Time, in which event Parent shall cease to have any obligations under the first sentence of this Section 7.2(c); provided that the aggregate premium for such policies shall not exceed the Premium Cap; provided, further, that if the amount of annual premiums necessary to maintain or procure such insurance coverage exceeds the Premium Cap, the Company may procure and maintain for such six-year period the most advantageous policy available for an annual premium equal to the Premium Cap. In the event the Company elects to purchase such a “tail policy,” the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail policy” in full force and effect for a period of no less than six years after the Effective Time and continue to honor its obligations thereunder.

(d) In the event that either Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties, rights and other assets to any Person, then, and in each such case, Parent shall cause the successors and assigns of Parent or the Surviving Corporation, as the case may be, to succeed to or assume the applicable obligations of such Party set forth in this Section 7.2.

(e) The provisions of this Section 7.2 shall survive consummation of the Merger, are intended to be for the benefit of, and will be enforceable by, each of the Company Indemnified Parties and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract, at Law or otherwise.

Section 7.3 Employee Matters.

(a) Except as provided in this Section 7.3, for a period beginning on the Closing Date and continuing thereafter until the end of calendar year 2018 (the “Continuation Period”), Parent shall provide, or shall cause the Surviving Corporation and its Subsidiaries to provide, Employees as of immediately prior to the Effective Time who continue employment with Parent or any of its Subsidiaries, including the Surviving Corporation, at or following the Closing (the “Continuing Employees”) with employee benefits (excluding compensation and equity-based compensation) that are (i) with respect to employee benefits that were elected for the Continuation Period during the Company’s annual enrollment period recently ended, the same as those in effect for such Continuing Employees immediately prior to the Closing, and (ii) with respect to employee benefits that were not elected for the Continuation Period during the Company’s annual enrollment period recently ended, comparable in the aggregate to those in effect for such Continuing Employees immediately prior to the Closing; provided that until the one year anniversary of the Closing Date, Parent and the Surviving Corporation shall keep in effect all severance plans, practices and policies that are applicable to employees of the Company and its Subsidiaries as of the date hereof and set forth on Section 7.3(a) of the Company Disclosure Letter. During the Continuation Period, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, provide the Continuing Employees coverage under the same Company Plans set forth in Section 7.3(a) of the Company Disclosure Letter as were in effect immediately prior to the Closing Date. Except as set forth in Section 7.3(a) of the Company Disclosure Letter, nothing herein shall be deemed to limit the right of Parent or any of their respective Affiliates to (i) terminate the employment of any Continuing Employee at any time, (ii) change or modify the terms or conditions of employment for any Continuing Employee to the extent such change is not inconsistent with the provisions of this Section 7.3 or (iii) change or modify any Company Plan or other employee benefit plan or arrangement in accordance with its terms; provided that such change or modification does not otherwise violate the requirements of this Section 7.3.

(b) In the event that, during the 12 month period following the Closing Date, Parent shall or shall cause the Surviving Corporation to offer (a “Reduced Compensation Offer”) any Continuing Employee employment terms having (x) a rate of basic pay, (y) a target short-term incentive opportunity (including sales or management incentives) and (z) a target long-term incentive opportunity that, in the aggregate, is less than the rate of basic pay, target short-term incentive opportunity and the target long-term incentive opportunity in the aggregate that was made available to such Continuing Employee immediately prior to the Closing (the “Pre-Closing Compensation”), such Reduced Compensation Offer shall be provided to the Continuing Employee in writing and such Continuing Employee shall have 7 days to consider whether to (i) accept employment on the terms provided in the Reduced Compensation Offer or (ii) reject the Reduced Compensation Offer and instead receive severance benefits. If a Continuing Employee shall accept the Reduced Compensation Offer, the rate of compensation described therein shall not take effect earlier than 28 days following the date the Reduced Compensation Offer is provided to the Continuing Employee (the “Reduced Compensation Effective Date”).

(c) Notwithstanding anything to the contrary in this Section 7.3, Parent shall or shall cause the Surviving Corporation to pay severance to (i) any Continuing Employee who rejects a Reduced Compensation Offer and who voluntarily terminates employment within 14 days following the rejection of such Reduced Compensation Offer, (ii) any Continuing Employee (including any Continuing Employee who accepts or rejects a Reduced Compensation Offer) who is terminated by the Company without cause (as such term is defined in the Company Severance Plan or such Continuing Employee’s employment agreement) within 12 months following the Closing Date or, if applicable, the Reduced Compensation Effective Date and (iii) any Continuing Employee who (x) is notified within the 12 month period following the Closing that his or her worksite is being relocated more than fifty (50) miles, (y) declines to relocate and (z) voluntarily terminates employment or is terminated without cause (as such term is defined in the Company Severance Plan or such Continuing Employee’s employment agreement) due to his or her decision not to relocate, in each such case, in accordance with the severance plans, practices and policies that are applicable to Employees as of the date hereof and set forth on Section 7.3(c) of the Company Disclosure Letter and any individual severance entitlements in an employment agreement, offer letter or severance letter set forth on Section 7.3(c) of the Company Disclosure Letter, except that, with respect to any Continuing Employee who has accepted a Reduced Compensation Offer, the amount of such severance benefits shall be determined assuming that such Continuing Employee was receiving, at termination, the Pre-Closing Compensation.

(d) Notwithstanding anything to the contrary in this Section 7.3, prior to the Closing Date, the pre-closing Compensation Committee of the Board (or other appropriate Company representatives) shall determine fiscal year 2017 annual bonuses under the Time Inc. 2017 Annual Incentive Plan, the Time Inc. Advertising Sales Incentive Plan and any other annual incentive or short-term incentive bonus plan of the Company or any of its Subsidiaries in effect for the 2017 fiscal year of the Company in accordance with their terms and make bonus payments prior to the Closing Date.

(e) Notwithstanding anything to the contrary in this Section 7.3, prior to the Closing Date, the Company shall establish, or shall cause its Subsidiaries to establish, the Time Inc. 2018 Annual Incentive Plan (the “2018 AIP”), the Time Inc. 2018 Advertising Sales Incentive Plan (the “2018 ASIP”) and other annual incentive and short-term incentive bonus plans for fiscal year 2018 based on the budgetary goals established by the pre-Closing Company Board (the “FY 2018 Company Bonus Plans”). Notwithstanding the terms and conditions of any FY 2018 Company Bonus Plan to the contrary, (1) if a Continuing Employee participates in the 2018 AIP and such Continuing Employee either (a) participates in an annual incentive or short-term bonus plan sponsored or maintained by Parent and its Affiliates (the “FY 2018 Parent Bonus Plans”) following June 30, 2018 or (b) terminates employment with the Company and its Subsidiaries and is entitled to receive severance, such Continuing Employee shall receive a Pro-Rated Incentive; (2) if a Continuing Employee participates in the 2018 ASIP or a sales incentive plan of the Company or its Subsidiaries and such Continuing Employee either (a) participates in a FY 2018 Parent Bonus Plan or (b) terminates employment with the Company and its Subsidiaries and is entitled to receive severance, such Continuing Employee shall receive a bonus based on actual performance through June 30, 2018 or the date of termination (whichever is earlier); and (3) Parent shall pay, or shall cause Surviving Corporation to pay, any bonus payment payable under clauses (1) and (2) above no later than 60 days after June 30, 2018. The Company shall obtain Parent’s prior consent to the terms and conditions of such 2018 bonus plans to the extent they contain material changes from the Company’s corresponding bonus plans for 2017 (except as modified by this Section 7.3(e)); provided that the changes described in Section 7.3(e) of the Company Disclosure Letter shall not require Parent’s consent. An Employee’s “Pro-Rated Incentive” shall mean the product of (i) and (ii) below:

(i) if the Effective Time occurs (X) on or prior to March 31, 2018, the amount calculated under the terms of the applicable FY 2018 Company Bonus Plan based on assumed target performance with respect to both quantitative and qualitative metrics and (Y) after March 31, 2018, the amount calculated under the terms of the applicable FY 2018 Company Bonus Plan using (A) actual results and prorated annual metrics for quantitative metrics (i.e., financials against budget) through March 31, 2018, (B) assumed target performance and prorated annual metrics with respect to quantitative metrics for the period April 1, 2018 through June 30, 2018 and (C) assumed target performance on qualitative metrics (e.g., 100% strategic rating) for the period through June 30, 2018 multiplied by

(ii) a fraction, the numerator of which is the number of days in the 2018 calendar year through and including the earlier to occur of June 30, 2018 and the date of termination, and the denominator of which is 365.

(f) For all purposes under the employee benefit plans, programs and arrangements established or maintained by Parent and its respective Affiliates (including for the purposes of determining the severance benefits payable to a Continuing Employee under any severance plan, program or arrangement of Parent or any of its Affiliates in such which such Continuing Employee participates following expiration of the commitment to maintain the severance plans of the Company and its Subsidiaries for 12 months following the Closing, as specified in Section 7.3(a)) in which Continuing Employees may be eligible to participate after the Closing (the “New Benefit Plans”), Parent shall credit each Continuing Employee with the same amount of service as was credited by the Company immediately prior to the Effective Time under similar or comparable Company Plans in which such Continuing Employee participated immediately prior to the Effective Time (except (x) for purposes of benefit accrual under defined benefit plans (y) vesting under any equity-related plan (other than the Assumed Awards), and (z) to the extent such credit would result in a duplication of benefits). In addition, and without limiting the generality of the foregoing, (i) with respect to any New Benefit Plans in which the Continuing Employees may be eligible to participate following the Closing, Parent shall use reasonable best efforts to cause each Continuing Employee to be immediately eligible to participate in such New Benefit Plans, without any waiting time, to the extent coverage under such New Benefit Plans replaces coverage under a similar or comparable Company Plan in which such Continuing Employee was eligible to participate immediately before such commencement of participation and (ii) for purposes of each New Benefit Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, Parent shall use reasonable best efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Benefit Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent any such exclusions or requirements were waived or were inapplicable under any similar or comparable Company Plan in which such Continuing Employee participated immediately prior to the Closing. To the extent changes occur in the middle of a plan year, Parent shall use reasonable best efforts to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Company Plan ending on the date such Continuing Employee’s participation in the corresponding New Benefit Plan begins to be taken into account under such New Benefit Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Benefit Plan.

(g) The terms of this Section 7.3 are included for the sole benefit of the Parties and shall not confer any rights or remedies upon any Continuing Employee or former Employee, any participant or beneficiary in any Company Plan or any other Person or Governmental Authority (whether as a third party beneficiary or otherwise) other than the Parties hereto. Except as expressly set forth in this Section 7.3, nothing contained in this Agreement shall (i) constitute or be deemed to constitute an amendment to any Company Plan or other compensation or benefit plan, policy, program or arrangement, (ii) obligate Parent or any of its Subsidiaries to (x) maintain any particular benefit plan or arrangement or (y) retain the employment of any particular Employee; or (iii) prevent the Surviving Corporation or any of its Subsidiaries from amending or terminating any benefit plan or arrangement.

ARTICLE VIII

COVENANTS OF PARENT AND THE COMPANY

Section 8.1 Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the Company and Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective the Offer, the Merger and the other transactions contemplated by this Agreement as promptly as reasonably practicable after the date of this Agreement, including (i) preparing and filing, in consultation with the other Parties, as promptly as reasonably practicable with any Governmental Authority or other Third Party all documentation to effect all necessary, proper or advisable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party, in each case, that are necessary, proper or advisable to consummate and make effective the Offer, the Merger and the other transactions contemplated by this Agreement (whether or not such approvals, consents, registrations, permits, authorizations and other confirmations are conditions to the consummation of the Offer pursuant to Annex A or the Merger pursuant to Article IX).

(b) In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make, as promptly as reasonably practicable, and in any event within ten (10) Business Days of the date of this Agreement, unless a later date is agreed to by Parent and the Company, an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement. Each of the Company and Parent shall supply as promptly as practicable and advisable any additional information and documentary material that may be reasonably requested pursuant to the foregoing, and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods regarding the foregoing as soon as practicable, subject to the terms and conditions of this Agreement. The Company and Parent shall each request early termination of the waiting period with respect to the Merger under the HSR Act.

(c) Except as prohibited by applicable Law or Order and subject to an appropriate agreement limiting the disclosure of competitively sensitive information to, as appropriate, in-house counsel, outside counsel and consultants retained by such counsel, each of Parent and the Company shall (i) cooperate and consult with each other in connection with any filing or submission with a Governmental Authority in connection with the transactions contemplated by this Agreement and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the transactions contemplated by this Agreement, including any proceeding initiated by a private party, including by allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (ii) promptly inform the other Party of (and if in writing, supply to the other Party) any substantive communication received by such Party from, or given by such Party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other similar Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by this Agreement (including Item “4(c)” and “4(d)” documents” as those terms are used in the rules and regulations under the HSR Act, except that such documents need not be disclosed even to outside counsel or consultants retained by such counsel to the extent such documents discuss deal negotiations, alternative offers, valuation, or similar subjects), (iii) consult with each other prior to taking any material position with respect to the filings under the HSR Act or any other Competition Law in discussions with or filings to be submitted to any Governmental Authority, (iv) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any analyses, presentations, memoranda, briefs, arguments, opinions and proposals to be submitted to any Governmental Authority with respect to filings under the HSR Act or any other Competition Law and (v) coordinate with the other in preparing and exchanging such information and promptly provide the other (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such Party with any Governmental Authority relating to this Agreement or the transactions contemplated hereby under the HSR Act or any other Competition Law.

(d) Unless prohibited by applicable Law or Order or by the applicable Governmental Authority, each of the Company and Parent shall (i) to the extent reasonably practicable, not participate in or attend any meeting, or engage in any substantive conversation, with any Governmental Authority in respect of the Offer or the Merger (including with respect to any of the actions referred to in Section 8.1(a) but other than as contemplated by Section 2.4 and Section 2.5) without the other, (ii) to the extent reasonably practicable, give the other reasonable prior notice of any such meeting or conversation and (iii) in the event one such Party is prohibited by applicable Law or Order or by the applicable Governmental Authority from participating or attending any such meeting or engaging in any such conversation, keep the non-participating Party reasonably apprised with respect thereto.

(e) Notwithstanding anything to the contrary in this Section 8.1, but subject to this Section 8.1(e), Parent shall take any action to avoid or eliminate each and every impediment that may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement so as to enable the Closing to occur as soon as reasonably possible, including (i) the prompt use of its best efforts to avoid the entry of, or to effect the dissolution of, any permanent, preliminary or temporary Order that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, including (A) the defense through litigation on the merits of any claim asserted in any court, agency or other proceeding by any Person, including any Governmental Authority, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of such transactions, (B) the proffer and agreement by Parent of its willingness to sell, lease, license or otherwise dispose of, or hold separate pending such disposition, and promptly to effect the sale, lease, license, disposal and holding separate of, such assets, rights, product lines, categories of assets or businesses or other operations or interests therein of Parent or any of its Subsidiaries (including, after the Closing, the Company and its Subsidiaries) (and the entry into agreements with, and submission to orders of, the relevant Governmental Authority giving effect thereto) and (C) the proffer and agreement by Parent of its willingness to take such other actions, and promptly to effect such other actions (and the entry into agreements with, and submission to orders of, the relevant Governmental Authority giving effect thereto), in each case if such action should be reasonably necessary or advisable to avoid, prevent, eliminate or remove the actual, anticipated or threatened (x) commencement of any Proceeding in any forum or (y) issuance of any Order that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement by any Governmental Authority and (ii) the prompt use of its best efforts to take, in the event that any permanent, preliminary or temporary Order is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind that would make consummation of the transactions contemplated by this Agreement in accordance with its terms unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, any and all steps (including the appeal thereof and the posting of a bond) necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove such actual, anticipated or threatened Order so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement; provided that Parent shall not be required to divest, license, hold separate, or take any other action (“Remedy”) with respect to any publication, brand, business, or line of business of the Company, Parent or their respective Subsidiaries that would reasonably be expected to have a Company Material Adverse Effect. Nothing in this Section 8.1(e) shall obligate Parent to agree to any Remedy or other remedy not conditioned on the consummation of the Offering and the Closing.

(f) Neither Parent nor any of its Subsidiaries shall, directly or indirectly, acquire or agree to acquire any other Person or assets (whether by merger, consolidation, stock or asset purchase, tender or exchange offer, recapitalization, reorganization or any other form of transaction) to the extent such acquisition would reasonably be expected to materially impair or delay the ability of Parent to obtain the expiration or termination of the waiting period under the HSR Act or any other applicable Antitrust Law.

Section 8.2 No Solicitation; Board Recommendation.

(a) From and after the date of this Agreement until the earlier to occur of the Acceptance Time and the termination of this Agreement in accordance with Article X, and except as otherwise specifically provided for in this Agreement, the Company shall not, and shall cause its Subsidiaries not to, and shall use its reasonable best efforts to cause its officers, directors, Employees and Representatives not to (including by directing them not to), directly or indirectly, (i) continue any solicitation, knowing encouragement, discussions or negotiations with any Person that may be ongoing with respect to any Company Acquisition Proposal, (ii) solicit, initiate or knowingly encourage any inquiry, proposal or offer which constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal, (iii) participate in any discussions or negotiations regarding, or furnish to any Person (other than Parent, its Affiliates and their respective Representatives) any nonpublic information relating to the Company and its Subsidiaries, in connection with any inquiry, proposal or offer which constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal, (iv) approve or recommend, or make any public statement approving or recommending, any inquiry, proposal or offer which constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal, (v) enter into any letter of intent, merger agreement or other similar agreement regarding or providing for a Company Acquisition Proposal or any proposal or offer which could reasonably be expected to lead to a Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement entered into in compliance with this Section 8.2) (each an “Alternative Acquisition Agreement”), (vi) submit any Company Acquisition Proposal to a vote of the stockholders of the Company or (vii) resolve or agree to do any of the foregoing. The Company agrees that in the event any Representative of the Company takes any action which, if taken by the Company, would constitute a breach of this Section 8.2, the Company shall be deemed in breach of this Section 8.2.

(b) If, prior to the Acceptance Time, the Company receives an unsolicited bona fide written Company Acquisition Proposal that was made after the date of this Agreement and that the Company Board determines in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, (i) is or could reasonably be expected to lead to a Superior Proposal and (ii) failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company may, in response to such Company Acquisition Proposal, furnish nonpublic information relating to the Company and its Subsidiaries to the Person or group (or any of their Representatives) making such Company Acquisition Proposal and engage in discussions or negotiations with such Person or group and their Representatives regarding such Company Acquisition Proposal; provided that (x) prior to furnishing any nonpublic information relating to the Company and its Subsidiaries to such Person or group or their respective Representatives, the Company gives written notice to Parent after any such determination by the Company Board and enters into an Acceptable Confidentiality Agreement with the Person or group making such Company Acquisition Proposal (and the information is furnished pursuant to such Acceptable Confidentiality Agreement), and (y) the Company promptly (but not more than 24 hours) after furnishing any such nonpublic information to such Person, furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously so furnished to Parent or its Representatives). Notwithstanding anything to the contrary contained in this Agreement, the Company and its Subsidiaries and the Company’s Representatives may in any event (A) seek to clarify the terms and conditions of any Company Acquisition Proposal solely to determine whether such Company Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and (B) inform a Person or group that has made or, to the Knowledge of the Company, is considering making, a Company Acquisition Proposal of the provisions of this Section 8.2. In no event may the Company or any of its Subsidiaries or any of their Representatives directly or indirectly reimburse or pay, or agree to reimburse or pay, the fees, costs or expenses of, or provide or agree to provide any compensation to, any Person or Persons (or any of its or their Representatives or potential financing sources) who makes a Company Acquisition Proposal.

(c) The Company shall promptly (and in any event within 24 hours) notify Parent after receipt of any Company Acquisition Proposal, any inquiry or proposal that could reasonably be expected to lead to a Company Acquisition Proposal or any inquiry or request for nonpublic information relating to the Company and its Subsidiaries by any Person who has made or could reasonably be expected to make a Company Acquisition Proposal. Such notice shall indicate the identity of the Person making such inquiry or proposal and include a copy of the Company Acquisition Proposal or, if not in writing, a summary of the material terms and conditions of any such proposal or offer or the nature of the information requested pursuant to such inquiry or request. Thereafter, the Company shall keep Parent reasonably informed, on a prompt basis (and in any event within 24 hours), regarding any material developments, discussions or negotiations regarding any such proposal or offer and any material changes to the status and material terms of any such proposal or offer (including any material amendments thereto or any material change to the scope or material terms or conditions thereof).

(d) The Company shall, and shall cause each of its Subsidiaries to, and shall direct its Representatives to, immediately cease any existing discussions or negotiations with any Person (other than Parent and its Subsidiaries) with respect to any potential Company Acquisition Proposal. The Company shall promptly terminate access by any such Person or group to any such physical or electronic data rooms relating to any potential Company Acquisition Proposal. The Company shall promptly after the date hereof request each Person (if any) that has received information from the Company during the past twelve months pursuant to a confidentiality agreement relating to any potential Company Acquisition Proposal to promptly return to the Company or destroy all non-public documents and materials relating to the Company Acquisition Proposal or to the Company or its Subsidiaries or its or their businesses, operations or affairs heretofore furnished by the Company, its Subsidiaries or any of its or their Representatives to such Person or group or any of its Representatives in accordance with the terms of such confidentiality agreement, and shall not waive, terminate or modify without Parent’s prior written consent, any standstill or similar provision in any confidentiality, standstill or other agreement with such Person; provided that the Company may waive any standstill or similar provisions to the extent necessary to permit a Person or group to make, on a confidential basis to the Company Board, a Company Acquisition Proposal, conditioned upon such Person agreeing to disclosure of such Company Acquisition Proposal to Parent.

(e) Subject to this Section 8.2, neither the Company Board nor any committee thereof shall effect a Company Adverse Recommendation Change. Notwithstanding anything to the contrary in this Agreement, but subject to Section 8.2(f), prior to the Acceptance Time, the Company Board may effect a Company Adverse Recommendation Change (and, in the case of a bona fide written Company Acquisition Proposal that was unsolicited after the date of this Agreement and that did not result from a material breach of this Section 8.2, terminate this Agreement pursuant to Section 10.1(d)(ii) and concurrently pay the fees required by Section 10.3 in order to enter into a definitive agreement in connection with a Superior Proposal) if: (i) (A) a Company Acquisition Proposal is made to the Company after the date of this Agreement and such Company Acquisition Proposal is not withdrawn prior to such Company Adverse Recommendation Change or (B) there has been an Intervening Event; (ii) in the case of a Company Acquisition Proposal, the Company Board concludes in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, that such Company

Acquisition Proposal constitutes a Superior Proposal; and (iii) the Company Board concludes in good faith, after consultation with the Company’s outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Laws.

(f) Prior to making any Company Adverse Recommendation Change or entering into any Alternative Acquisition Agreement, (i) the Company Board shall provide Parent at least four Business Days’ prior written notice of its intention to take such action, which notice shall specify, in reasonable detail, the reasons therefor and, in the case of a Company Acquisition Proposal, the material terms and conditions of such proposal, including a copy of any proposed definitive agreements; (ii) during the four Business Days following such written notice, the Company Board and its Representatives shall negotiate in good faith with Parent (to the extent Parent desires to negotiate) regarding any revisions to the terms of the transactions contemplated hereby proposed by Parent in response to such Superior Proposal or Intervening Event, as applicable; and (iii) at the end of the four Business Day period described in the foregoing clause (ii), the Company Board concludes in good faith, after consultation with the Company’s outside legal counsel and outside financial advisors (and taking into account any legally binding (if accepted by the Company) adjustment or modification of the terms of this Agreement proposed in writing by Parent), that, as applicable (A) the Company Acquisition Proposal continues to be a Superior Proposal or (B) the Intervening Event continues to warrant a Company Adverse Recommendation Change and, in each case, that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Laws. The provisions of this Section 8.2(f) shall also apply to any material change to any Company Acquisition Proposal or Intervening Event and require a new written notice, except that the references to four Business Days shall be deemed to be two Business Days.

(g) Nothing contained in this Agreement shall prohibit the Company Board from taking and disclosing to their stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act; provided, however, that this Section 8.2(g) shall not permit the Company Board to effect a Company Adverse Recommendation Change except to the extent otherwise permitted by this Section 8.2; provided, further, that a request by Parent for the Company to publicly recommend against a Company Acquisition Proposal may not be made more than once with respect to any Company Acquisition Proposal unless such Company Acquisition Proposal is subsequently materially amended or modified, in which case Parent may make one request each time such Company Acquisition Proposal is so subsequently materially amended or modified. For the avoidance of doubt, any “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not constitute a Company Adverse Recommendation Change so long as any such disclosure does not include a Company Board Recommendation Change.

Section 8.3 Public Announcements. So long as this Agreement is in effect, neither Parent nor the Company, nor any of their respective Affiliates, shall issue or cause the publication of any press release or other public statement relating to the Offer, the Merger or this Agreement without the prior written consent of the other Party, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other public announcement with respect to the Offer, the Merger or this Agreement, in which event such Party shall provide, on a basis reasonable under the circumstances, an opportunity to the other Party to review and comment on such press release or other announcement in advance, and shall give reasonable consideration to all reasonable comments suggested thereto. None of the limitations set forth in this Section 8.3 shall apply to any disclosure of any information (a) in connection with or following a Company Acquisition Proposal or Company Adverse Recommendation Change and matters related thereto, (b) in connection with any dispute between the Parties relating to this Agreement or (c) consistent with previous press releases, public disclosures or public statements made by Parent or the Company in compliance with this Section 8.3.

Section 8.4 Notices of Certain Events. Each of the Company and Parent shall promptly notify and provide copies to the other of (a) any material written notice from any Person alleging that the approval or consent of such Person is or may be required in connection with the Offer, the Merger or the other transactions contemplated by this Agreement, (b) any written notice or other communication from any Governmental Authority or securities exchange in connection with the Offer, the Merger or the other transactions contemplated by this Agreement, (c) any Proceeding or investigation, commenced or, to its Knowledge, threatened against, the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as the case may be, that would be reasonably likely to (i) prevent or materially delay the consummation of the Offer, the Merger or the other transactions contemplated hereby or (ii) result in the failure of any condition to the Offer set forth in Annex A or the Merger set forth in Section 9.1 to be satisfied, or (d) the occurrence of any event which would or would be reasonably likely to (i) prevent or materially delay the consummation of the Offer, the Merger or the other transactions contemplated hereby or (ii) result in the failure of any condition to the Offer set forth in Annex A or the Merger set forth in Section 9.1 to be satisfied; provided that the delivery of any notice pursuant to this Section 8.4 shall not (x) affect or be deemed to modify any representation, warranty, covenant, right, remedy, or condition to any obligation of any Party hereunder or (y) update any section of the Company Disclosure Letter.

Section 8.5 Access to Information.

(a) From and after the date of this Agreement until the earlier to occur of the Effective Time and the termination of this Agreement in accordance with Article X, upon reasonable advance notice and subject to applicable Law, each Party shall (and shall cause its Subsidiaries to) afford to any other Party, its Affiliates and its officers, agents, control persons, employees, consultants and professional advisers (including attorneys, accountants and financial advisors) (“Representatives”) reasonable access during normal business hours, to all of its and its Subsidiaries’ properties, books, Contracts, commitments, records, officers and employees and, during such period each Party shall (and shall cause its Subsidiaries to) furnish to the other Party all other information concerning it, its Subsidiaries and each of their respective businesses, properties and personnel as the requesting Party may reasonably request; provided that the Party receiving such request may restrict the foregoing access and the disclosure of information to the extent that, in the good faith judgment of such Party, (i) any Law applicable to such Party or its

Subsidiaries requires such Party or its Subsidiaries to restrict or prohibit access to any such properties or information, (ii) the information is subject to confidentiality obligations to a Third Party (provided that the Company shall use commercially reasonable efforts to obtain approval from such Third Party to disclose such information to the extent practicable), (iii) disclosure of any such information or document could result in the loss of attorney-client privilege or (iv) such access would unreasonably disrupt the operations of such Party or any of its Subsidiaries.

(b) With respect to the information disclosed pursuant to Section 8.5(a), each of Parent and the Company shall comply with, and shall cause such Party’s Representatives to comply with, all of its obligations under the Confidentiality Agreement, which agreement shall remain in full force and effect in accordance with its terms.

Section 8.6 Section 16 Matters. Prior to the Acceptance Time, Parent and the Company shall use reasonable best efforts to take all such steps as may be required to cause any dispositions of Company Stock (including derivative securities with respect to Company Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

Section 8.7 Rule 14d-10 Matters. Prior to the Acceptance Time, the Company (acting through the Company Board or its compensation committee) shall take all such steps as may be required to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any employment compensation, severance or employee benefit arrangements that have been or will be entered into after the date of this Agreement by the Company or its Subsidiaries with current or future directors, officers or Employees of the Company or its Subsidiaries and to ensure that any such arrangements fall within the safe harbor provisions of such rule.

Section 8.8 Stock Exchange De-listing; Exchange Act Deregistration. Parent shall, with the reasonable cooperation of the Company, take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the de-listing by the Surviving Corporation of the Company Stock from the NYSE and the deregistration of the Company Stock and other securities of the Company under the Exchange Act as promptly as practicable after the Effective Time.

Section 8.9 Stockholder Litigation. Each Party shall promptly notify the other Party in writing of any litigation related to this Agreement, the Offer, the Merger or the other transactions contemplated by this Agreement that is brought against such Party, its Subsidiaries and/or any of their respective directors and shall keep the other Party informed on a reasonably current basis with respect to the status thereof. The Company shall give Parent the opportunity to participate, at its expense and subject to a customary joint defense agreement, in the defense or settlement of any such litigation, and the Company shall not settle any such litigation without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed). Without limiting in any way the Parties’ obligations under Section 8.1, each of the Company and Parent shall, and shall cause their respective Subsidiaries to, cooperate in the defense or settlement of any litigation contemplated by this Section 8.9.

Section 8.10 Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Offer, the Merger or any other transaction contemplated hereby and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Offer, the Merger and the other transactions contemplated hereby may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Offer, the Merger and the other transactions contemplated hereby. Unless this Agreement is otherwise terminated pursuant to Article X, no Company Adverse Recommendation Change shall change, or be deemed to change, the approval of the Company Board for purposes of causing any Takeover Statute to be inapplicable to the Offer, the Merger or the other transactions contemplated hereby.

Section 8.11 Financing.

(a)

(i) Subject to the terms and conditions of this Agreement, each of Parent and Purchaser shall use its reasonable best efforts to obtain the Transaction Financing on the terms and conditions (including the flex provisions and taking into account the Marketing Period) described in the Debt Commitment Letter and the Equity Commitment Letter at the Acceptance Time (taking into account the Marketing Period), and shall not, without the prior written consent of the Company, permit any amendment or modification to be made to, or any waiver of any provision under, the Debt Commitment Letter or the Equity Commitment Letter, in a manner that would reasonably be expected to (x) delay or prevent or make less likely the funding of the Transaction Financing contemplated by the Debt Commitment Letter and the Equity Commitment Letter (or satisfaction of the conditions precedent to the Transaction Financing) on the Closing Date in any material respect or (y) extend or permit the extension of the Marketing Period or Minimum Notes Marketing Period (in each case as defined in the Debt Commitment Letter) (provided that, without the consent of the Company, Parent may amend the Debt Commitment Letter (A) to favorably modify pricing terms or add additional lenders, arrangers, bookrunners and agents or (B) to implement or exercise any of the “market flex” provisions (including pricing terms) contained in the fee letter executed in connection with the Debt Commitment Letter). Parent shall promptly deliver to the Company copies of any such amendment, modification or replacement. For purposes of this Section 8.11, references to “Transaction Financing” shall include the Transaction Financing contemplated by the Debt Commitment Letter and the Equity Commitment Letter as permitted to be amended, modified or replaced by this Section 8.11(a) and references to “Debt Commitment Letter” and/or “Equity Commitment Letter” shall include such documents as permitted to be amended, modified or replaced by this Section 8.11(a). Notwithstanding anything to the contrary contained in this Agreement, Parent and Purchaser shall have the right to substitute other debt or equity financing for all or any portion of the Transaction Financing contemplated by the Debt Commitment Letter and/or the Equity Commitment Letter from the same and/or alternative Debt Financing Sources and/or Equity Financing Sources so long as such substitute financing would not materially and adversely impact the ability of Parent and Purchaser to consummate the transactions contemplated by this Agreement on a timely basis.

(ii) Each of Parent and Purchaser shall use its reasonable best efforts (A) to maintain in effect the Debt Commitment Letter and the Equity Commitment Letter (except to the extent replaced in accordance with Section 8.11(a), (B) to enter into definitive agreements with respect to the Debt Commitment Letter and the Equity Commitment Letter consistent in all material respects with the terms and conditions (including the flex provisions and taking into account the Marketing Period) contained in the Debt Commitment Letter and the Equity Commitment Letter (or on terms no less favorable (taken as a whole) to Parent and Purchaser than the terms and conditions (including flex provisions) in the Debt Commitment Letter and the Equity Commitment Letter), (C) to satisfy (or obtain the waiver of) on a timely basis all conditions precedent to funding in the Debt Commitment Letter and the Equity Commitment Letter and such definitive agreements thereto (taking into account the Marketing Period and other than any condition where the failure to be so satisfied is a direct result of the Company’s failure to furnish information described in Section 8.11(b)) that are within Parent’s control so as to consummate the Transaction Financing at or prior to the Acceptance Time and (D) to enforce its rights under the Debt Commitment Letter and the Equity Commitment Letter and such definitive agreements thereto. Parent shall keep the Company reasonably informed on a current basis and in reasonable detail of the status of its efforts to arrange the Transaction Financing and provide to the Company copies of the material definitive agreements for the Transaction Financing. Without limiting the generality of the foregoing, Parent shall give the Company prompt notice (x) of any material breach or default by any party to any of the Debt Commitment Letter or the Equity Commitment Letter or definitive agreements related to the Transaction Financing of which Parent becomes aware, (y) of the receipt of (I) any written notice or (II) other written communication, in each case from any Debt Financing Source or Equity Financing Source with respect to any actual or potential material breach, default, termination or repudiation by any party to any of the Debt Commitment Letter or the Equity Commitment Letter or definitive agreements related to the Transaction Financing of any provisions of the Debt Commitment Letter or the Equity Commitment Letter or definitive agreements related to the Transaction Financing, and (z) if at any time for any reason Parent believes in good faith that it will not be able to obtain all or any portion of the Transaction Financing on the terms and conditions, in the manner or from the sources contemplated by any of the Debt Commitment Letter and the Equity Commitment Letter or definitive agreements related to the Transaction Financing. As soon as reasonably practicable after any notice by Parent to the Company of the type described in the immediately preceding sentence, but in any event within two Business Days of the date the Company delivers to Parent a written request, Parent shall use reasonable best efforts to provide any information reasonably requested by the Company relating to any circumstance referred to in clause (x), (y) or (z) of the immediately preceding sentence; provided that Parent need not provide any information the disclosure of which could result in the loss of attorney-client privilege or that is requested for purposes of litigation.

If all or any portion of the Transaction Financing becomes unavailable for any reason, and such portion is reasonably required to pay the aggregate Offer Consideration and Merger Consideration, repay the Retired Debt and pay all fees, expenses and other amounts contemplated to be paid by Parent, Purchaser and the Surviving Corporation pursuant to this Agreement, Parent, Purchaser and the Surviving Corporation shall use their reasonable best efforts to arrange and obtain in replacement thereof alternative debt and/or equity Transaction Financing from alternative sources in an amount sufficient, when taken together with available cash of Parent and any then-available Transaction Financing pursuant to the Debt Commitment Letter and the Equity Commitment Letter, to consummate the Offer and the Merger, with such alternative Transaction Debt Financing or Transaction Equity Financing having terms and conditions not materially less favorable (taken as a whole) to Parent and Purchaser than the terms and conditions (taken as a whole) set forth in the Debt Commitment Letter and the Equity Commitment Letter, as promptly as reasonably practicable following the occurrence of such event. Parent shall deliver to the Company true and complete copies of all commitment letters and fee letters (as redacted in a customary manner to remove the fee amounts, pricing caps, the rates and amounts included in the “market flex” and certain other terms (none of which could reasonably be expected to adversely affect the conditionality, enforceability, termination or aggregate principal amount of the Transaction Financing)) pursuant to which any such alternative source shall have committed to provide any portion of the Transaction Financing. Notwithstanding anything in this Section 8.11 or elsewhere in this Agreement to the contrary, in no event shall the “reasonable best efforts” of Parent and Purchaser be deemed or construed to require any such Person to, and no such Person shall be required to, pay any financing fees in the aggregate in excess of those contemplated by the Debt Commitment Letter and the Equity Commitment Letter, or agree to conditionality or economic terms of the financing that are (other than as specified in the preceding sentence) materially less favorable than those contemplated by the Debt Commitment Letter and the Equity Commitment Letter or any related fee letter (including any “flex” provision therein).

(b) With respect to the Transaction Financing, prior to the Acceptance Time, the Company shall, and shall cause its Subsidiaries to, and use reasonable best efforts to cause its and the Company’s Subsidiaries’ respective Representatives to provide to Parent such cooperation in connection with the Transaction Financing as may be reasonably requested by Parent, including:

(i) assisting in preparation for and participation, upon reasonable advance notice, in a reasonable number of meetings and calls (including customary one-on-one meetings with parties acting as lead arrangers, bookrunners or agents for, and prospective lenders of, the Transaction Financing), drafting sessions, rating agency presentations, road shows and due diligence sessions (including accounting due diligence sessions), in each case taking into account the affected personnel’s other professional obligations, and assisting Parent in obtaining ratings in respect of Parent and public ratings in respect of any debt issued as part of the Transaction Financing from Standard & Poor’s Financial Services LLC and Moody’s Investors Service, Inc.;

(ii) assisting Parent and its potential financing sources in the preparation of (A) customary offering documents, private placement memoranda, bank information memoranda, prospectuses and similar marketing documents for any of the Transaction Financing (including the provision of “backup” support), including the execution and delivery of customary representation or authorization letters in connection with bank information memoranda authorizing the distribution of information to prospective lenders and identifying any portion of such information that constitutes material, nonpublic information regarding the Company or the Company’s Subsidiaries or their respective securities (in each case in accordance with customary syndication practices) and containing a representation that the public-side version does not include material non-public information about the Company and its Subsidiaries or their securities and (B) customary materials for rating agency presentations for the Transaction Financing;

(iii) delivering to Parent the Required Financial Information;

(iv) delivering to Parent and their potential financing sources as promptly as reasonably practicable (x) such information as may be reasonably necessary for the Required Financial Information to remain Compliant and (y) such other pertinent financial and other customary information (including assistance with preparing projections, financial estimates, forecasts and other forward-looking information) to the extent reasonably requested by Parent in connection with the preparation of the offering or information documents to be used for the Transaction Financing and identified in paragraphs 10 and 11 of Exhibit D to the Debt Commitment Letter, as applicable, and assisting Parent in preparing pro forma (A) balance sheets and related notes as of the most recently completed interim period, and (B) income statements and related notes for the most recently completed fiscal year, for the most recently completed interim period and for the most recently completed twelve month period for the end of such most recently completed interim period, in each case prepared after giving effect to the transactions described in the Debt Commitment Letter as if such transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such statements of income) and any other pro forma financial information required by Regulation S-X in connection with the Transaction Financing; provided that none of the Company, any of the Company’s Subsidiaries or any of their Representatives shall be responsible in any manner for information relating to the proposed debt and equity capitalization that is required for such pro forma financial information;

(v) using commercially reasonable efforts to cause its independent registered public accounting firm for the Transaction Financing, to cooperate with Parent in connection with the Transaction Financing, including, but solely for the Transaction Financing, by (x) assisting with the due diligence activities of Parent and the Financing Sources and (y) providing customary “comfort letters” (including customary “negative assurances”) and to provide customary consents to the inclusion of audit reports in any relevant offering documents and marketing materials;

(vi) using commercially reasonable efforts to ensure that the Transaction Financing benefits from the existing lending relationships of the Company and the Company’s Subsidiaries;

(vii) assisting to identify the steps for repayment on the Closing Date of the Credit Facility, Company Bonds and other Retired Debt of the Company or the Company’s Subsidiaries other than indebtedness which may be mutually agreed and cooperating with any back-stop, “roll-over” or termination of any existing letters of credit thereunder (and the release and discharge of all related Liens and security interests), by providing to Parent at least three (3) Business Days prior to Closing customary pay-off letters (in substantially final form, taking into account any final interest calculations the lenders might need to conduct to finalize closer to the Closing);

(viii) subject to customary SunGard provisions with respect to limited conditionality and certain funds set forth in the Debt Commitment Letter, deliver possessory collateral contemplated thereby on the Closing Date;

(ix) at least three (3) Business Days prior to the expected Closing Date, provide all documentation and other information relating to the Company and the Company’s Subsidiaries that the Financing Sources reasonably determine is required by applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act to the extent reasonably requested by Parent at least ten (10) Business Days prior to the expected Closing Date; and

(x) reasonable participation by senior financial officers of the Company and its Subsidiaries in the negotiation of the definitive documentation for the Transaction Financing.

(c) The Company hereby consents to the use of all of its and the Company’s Subsidiaries’ logos in connection with the Transaction Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or the Company’s Subsidiaries or the reputation or goodwill of the Company or any of the Company’s Subsidiary; and subject to the prior review by, and consent of, the Company (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding any other provision set forth herein or in any other agreement between Parent and the Company (or their respective Affiliates), the Company agrees that Parent and its Affiliates may share customary projections with respect to the Company and its business, which are approved for distribution by the Company, with their potential financing sources and other prospective lenders in connection with any marketing efforts in connection with the Transaction Financing; provided that the recipients of such information agree to customary confidentiality arrangements. Notwithstanding anything to the contrary in this Agreement, none of the Company, any of the Company’s Subsidiaries or any of its or their respective directors or officers or other personnel shall be required by this Section 8.11 to take any action or provide any assistance that unreasonably interferes in any material respect with the ongoing operations of the Company and the Company’s Subsidiaries, or would cause a breach or violation of any Law, Contract or permit, or to execute or deliver any certificate, document, instrument or agreement that is effective prior to the Closing Date or agree to any change or modification of any existing certificate, document, instrument or agreement that is effective prior to the Closing Date (other than any customary payoff letters required to be received in connection with the Transaction Financing).

(d) The Company shall, not less than thirty (30) days nor more than sixty (60) days prior to the expected Closing Date and otherwise in accordance with the terms of the Company Bonds, execute and deliver to the trustee with respect to the Company Bonds the requisite redemption notices to redeem all of such Company Bonds at, and contingent upon consummation of, the Offer and the Merger. The Company shall prepare such redemption notices and other documents in a form reasonably satisfactory to Parent. “Company Bonds” shall mean, collectively, (i) the Company’s 5.75% Senior Notes and (ii) the Company’s 7.50% Senior Notes.

(e) Notwithstanding anything in this Agreement to the contrary, none of the Company or the Company’s Subsidiaries shall be required to (i) pay any commitment or other similar fee, including under any guarantee or pledge or any other document relating to or in connection with the Transaction Financing prior to the Closing Date, or (ii) enter into any binding agreement or commitment or any resolution or otherwise take any corporate or similar action in connection with the Transaction Financing that is not conditioned on the occurrence of the Acceptance Time.

(f) Parent shall (i) indemnify and hold harmless the Company and the Company’s Subsidiaries and its and their respective Representatives (collectively, the “Indemnitees”) from and against any and all out-of-pocket costs and expenses (including attorneys’ fees), judgments, fines, claims, losses, penalties, damages, interest, awards, liabilities or obligations directly or indirectly suffered or incurred by the Indemnitees in connection with their cooperation and assistance obligations set forth in this Section 8.11, except and only to the extent such costs, expenses, judgments, fines, claims, losses, penalties, damages, interest, awards, liabilities or obligations are finally determined in a judicial proceeding (and not subject to further appeal) to have resulted from the gross negligence, bad faith or willful misconduct of the Company, any of the Company’s Subsidiaries or any of their respective Representatives, (ii) reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company and the Company’s Subsidiaries (and its and their respective Representatives) in connection with their cooperation and assistance obligations set forth in this Section 8.11, and (iii) to the extent the Closing does not occur, reimburse the Company for all fees and out-of-pocket expenses of the Company’s independent registered accounting firm or its other Representatives incurred in connection with the Company’s and its Subsidiaries cooperation and assistance obligations set forth in this Section 8.11.

ARTICLE IX

CONDITIONS TO THE MERGER

Section 9.1 Conditions to Obligations of Each Party. The obligations of Parent, Purchaser and the Company to consummate the Merger are subject to the satisfaction, at or prior to the Closing, of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, by the mutual consent of Parent and the Company):

(a) Purchase of Shares of Company Stock. Purchaser shall have accepted for payment all of the shares of Company Stock validly tendered (and not validly withdrawn) in the Offer.

(b) Statutes and Injunctions. No Law or Order (whether temporary, preliminary or permanent) shall have been promulgated, entered, enforced, enacted or issued or be applicable to the Offer or the Merger by any Governmental Authority that prohibits or makes illegal the consummation of the Offer or the Merger.

ARTICLE X

TERMINATION

Section 10.1 Termination. This Agreement may be terminated at any time prior to the Acceptance Time (except as otherwise stated below):

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if the Acceptance Time shall not have occurred on or before May 26, 2018 (the “End Date”); provided that if on the End Date the conditions to the Offer set forth in clause (b) of Annex A shall not have been satisfied but all other conditions to the Offer set forth in Annex A shall have been satisfied or waived in accordance with Section 2.1(b) (or are capable of being satisfied in the case of conditions that by their nature are to be satisfied on the Closing Date), then the End Date shall be extended, if the Company notifies Parent, or Parent notifies the Company, in writing on or prior to the End Date, to August 26, 2018; provided, further, that the right to terminate this Agreement under this Section 10.1(b)(i) shall not be available to a Party if the failure of the Acceptance Time to occur before the End Date was primarily due to such Party’s breach of any of its obligations under this Agreement; or

(ii) if there shall have been issued an Order by a Governmental Authority of competent jurisdiction permanently prohibiting the consummation of the Offer or the Merger and such Order shall have become final and non-appealable; provided that the Party seeking to terminate this Agreement under this Section 10.1(b)(ii) shall have used its reasonable best efforts to have such Order lifted;

(c) by Parent:

(i) if a Triggering Event shall have occurred or if the Company or any of its Representatives shall have Willfully Breached any of its obligations under Section 8.2; or

(ii) if the Company shall have breached or failed to perform any of its (A) representations or warranties or (B) covenants or agreements set forth in this Agreement, in each case which breach or failure to perform (x) would give rise to the failure of a condition to the Offer set forth in clauses (d)(i) through (d)(v) of Annex A and (y) is incapable of being cured by the Company during the 30-day period after written notice from Parent of such breach or failure to perform, or, if capable of being cured during such 30-day period, shall not have been cured by the earlier of the end of such 30-day period and the End Date; provided that if such breach or failure to perform is capable of being cured by the Company and the Company ceases using reasonable best efforts to cure such breach or failure to perform following written notice from Parent, Parent shall have the right to terminate this Agreement pursuant to this Section 10.1(c)(ii); provided, further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 10.1(c)(ii) if Parent or Purchaser is then in breach of any of its representations, warranties, covenants or agreements such that the Company has the right to terminate this Agreement pursuant to Section 10.1(d)(i);

(d) by the Company:

(i) if Parent or Purchaser shall have breached or failed to perform any of its (A) representations or warranties or (B) covenants or agreements set forth in this Agreement, in each case which breach or failure to perform (x) prevents or would reasonably be expected to prevent Parent or Purchaser from consummating the transactions contemplated hereby and (y) is incapable of being cured by Parent and Purchaser during the 30-day period after written notice from the Company of such breach or failure to perform, or, if capable of being cured during such 30-day period, shall not have been cured by the earlier of the end of such 30-day period and the End Date; provided that if such breach or failure to perform is capable of being cured by Parent and Purchaser and Parent or Purchaser cease using reasonable best efforts to cure such breach or failure to perform following written notice from the Company, the Company shall have the right to terminate this Agreement pursuant to this Section 10.1(d)(i); provided, further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 10.1(d)(i) if the Company is then in breach of any of its representations, warranties, covenants or agreements such that Parent has the right to terminate this Agreement pursuant to Section 10.1(c)(ii);

(ii) if (A) the Company Board authorizes the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal to the extent permitted by, and subject to the terms and conditions of, Section 8.2, (B) substantially concurrent with the termination of this Agreement, the Company enters into an Alternative Acquisition Agreement providing for a Superior Proposal and (C) prior to or concurrently with such termination, the Company pays to Parent in immediately available funds any fees required to be paid pursuant to Section 10.3; or

(iii) all of the conditions set forth in Article IX have been satisfied (except for any conditions that by their nature can only be satisfied on the Closing Date, which are capable of being satisfied) and Parent and Purchaser fail to consummate the Merger within three Business Days following the date the Closing should have occurred (as such date may be extended in accordance with this Agreement); or

(iv) the conditions to the Offer set forth in Annex A have been satisfied or waived as of the expiration of the Offer (except for any conditions that by their nature can only be satisfied as of such time, which are capable of being satisfied) and Parent and Purchaser fail to consummate the Offer within three Business Days following the date the Offer should have been consummated in accordance with Section 2.3 (as such date may be extended in accordance with this Agreement).

Section 10.2 Effect of Termination. In the event of the termination of this Agreement by either Parent or the Company as provided in Section 10.1, written notice thereof shall forthwith be given by the terminating Party to the other Party specifying the provision hereof pursuant to which such termination is made. In the event of the termination of this Agreement in compliance with Section 10.1, this Agreement shall be terminated and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any Party (or any stockholder, director, officer, employee, agent, consultant or Representative of such Party), other than the Confidentiality Agreement and other than this Section 10.2, Section 10.3 and Article XI, which provisions shall survive such termination; provided, however, that, subject to the limitations set forth in Section 11.12, nothing in this Section 10.2 shall relieve any Party from liability for Willful Breach of this Agreement prior to such termination or the requirement to make the payments set forth in Section 10.3. No termination of this Agreement shall affect the obligations of the Parties contained in the Confidentiality Agreement.

Section 10.3 Termination Fees; Expenses.

(a) In the event that this Agreement is terminated by Parent pursuant to Section 10.1(c)(i) or in the event that this Agreement is terminated by the Company pursuant to Section 10.1(d)(ii), then, in each case, the Company shall pay to Parent, by wire transfer of immediately available funds, a fee in the amount of $65,000,000 (the “Company Termination Fee”) at or prior to the termination of this Agreement in the case of a termination pursuant to Section 10.1(d)(ii) or as promptly as practicable (and, in any event, within two Business Days following such termination) in the case of a termination pursuant to Section 10.1(c)(i).

(b) In the event that this Agreement is terminated by the Company or Parent pursuant to Section 10.1(b)(i), or in the event that this Agreement is terminated by Parent pursuant to Section 10.1(c)(ii), and in each case at any time after the date of this Agreement prior to such termination (i) a Company Acquisition Proposal has been made to the Company and publicly announced and has not been withdrawn prior to the termination of this Agreement and (ii) within twelve months after such termination, the Company (A) enters into an agreement with respect to a Company Acquisition Proposal and a Company Acquisition Proposal is subsequently consummated or (B) consummates a Company Acquisition Proposal, then, in any such event, the Company shall pay to Parent, by wire transfer of immediately available funds, the Company Termination Fee concurrently with the consummation of the transaction arising from a Company Acquisition Proposal; provided, however, that for purposes of the definition of “Company Acquisition Proposal” in this Section 10.3(b), references to “15%” shall be replaced by “50%”.

(c) The Parties acknowledge that (i) the agreements contained in this Section 10.3 are an integral part of the transactions contemplated by this Agreement, (ii) the Company Termination Fee is not a penalty, but rather is a reasonable amount that will compensate Parent in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby and (iii) that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if the Company fails to timely pay any amount due pursuant to this Section 10.3, and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for any amount due pursuant to this Section 10.3, then the Company shall pay Parent its reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount due pursuant to this Section 10.3 from the date such payment was required to be made until the date of payment at the annual rate of five percent plus the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made (or such lesser rate as is the maximum permitted by applicable Law). All payments under this Section 10.3 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent. In no event shall a Company Termination Fee be payable more than once.

(d) Other than in the case of Willful Breach by the Company, subject to Section 11.12, in the event that this Agreement is terminated under circumstances where the Company Termination Fee is payable pursuant to this Section 10.3, the payment of the Company Termination Fee shall be the sole and exclusive remedy of Parent and Purchaser against the Company and its Subsidiaries and any of their respective former, current or future stockholders, directors, officers, Employees, Affiliates or Representatives (the “Company Related Parties”) for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby.

ARTICLE XI

Miscellaneous

Section 11.1 No Survival of Representations and Warranties. None of the representations, warranties covenants and agreements in this Agreement, or in any schedule, certificate, instrument or other document delivered pursuant to this Agreement, shall survive the Effective Time or, except as provided in Section 10.2, the termination of this Agreement pursuant to Section 10.1, as the case may be. This Section 11.1 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

Section 11.2 Amendment and Modification. Subject to applicable Law, this Agreement may be amended, modified or supplemented in any and all respects by written agreement of the Parties at any time prior to the Acceptance Time with respect to any of the terms contained herein; provided, however, that Section 8.11 (Financing); this Section 11.2 (Amendment and

Modification); Section 11.8 (Entire Agreement; No Third Party Beneficiaries); Section 11.11 (Governing Law); Sections 11.12(a) and (c) (Enforcement; Exclusive Jurisdiction); Section 11.13 (Waiver of Jury Trial) and Section 11.14 (Financing Sources) (and any provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of any such Section) shall not be amended in a manner that is adverse to any Debt Financing Source without the prior written consent of each Debt Financing Source signatory to the Debt Commitment Letter or that is adverse to any Equity Financing Source signatory to the Equity Commitment Letter without the prior written consent of such Equity Financing Source.

Section 11.3 Extension; Waiver. At any time prior to the Effective Time, subject to applicable Law, Parent or Purchaser on the one hand, or the Company on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement of the other Parties or (c) waive compliance by the other Parties with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any Party of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement. The Parties acknowledge and agree that Parent shall act on behalf of Purchaser and the Company may rely on any notice given by Parent on behalf of Purchaser with respect to the matters set forth in this Section 11.3.

Section 11.4 Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense. Notwithstanding the foregoing, Parent shall pay any and all fees and expenses, other than the Company’s attorneys’ fees, incurred in connection with the filing by the Parties of the premerger notification and report forms relating to the Offer and the Merger under the HSR Act and the filing of any notice of other document under any applicable foreign Competition Law.

Section 11.5 Company Disclosure Letter References. All capitalized terms not defined in the Company Disclosure Letter shall have the meanings assigned to them in this Agreement. The Company Disclosure Letter shall, for all purposes in this Agreement, be arranged in numbered and lettered parts and subparts corresponding to the numbered and lettered sections and subsections contained in this Agreement. Each item disclosed in the Company Disclosure Letter shall constitute an exception to or, as applicable, disclosure for the purposes of, the representations and warranties (or covenants, as applicable) to which it makes express reference and shall also be deemed to be disclosed or set forth for the purposes of every other part in the Company Disclosure Letter relating to the Company’s representations and warranties (or covenants, as applicable) set forth in this Agreement to the extent a cross-reference within the Company Disclosure Letter is expressly made to such other part in the Company Disclosure Letter, as well as to the extent that the relevance of such item as an exception to or, as applicable, disclosure for purposes of, such other section of this Agreement is reasonably apparent from the face of such disclosure. The listing of any matter on the Company Disclosure Letter shall not be deemed to constitute an admission by the Company, or to otherwise imply, that any such matter is material, is required to be disclosed by the Company under this Agreement or falls within relevant minimum thresholds or materiality standards set forth in this Agreement. No disclosure in the Company Disclosure Letter relating to any possible breach or violation by the Company of any Contract or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. In no event shall the listing of any matter in the Company Disclosure Letter be deemed or interpreted to expand the scope of the Company’s representations, warranties, covenants or agreements set forth in this Agreement.

Section 11.6 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by email (with confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express, to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice made pursuant to this Section 11.6):

if to Parent or Purchaser, to:

Meredith Corporation

1716 Locust Street

Des Moines, Iowa 50309-3023

Attention: John S. Zieser

Email:      john.zieser@meredith.com

        with a copy (which shall not constitute notice) to:

Cooley LLP

1299 Pennsylvania Avenue, NW, Suite 700

Washington, DC 20004-2400

Attention: J. Kevin Mills

Email:      kmills@cooley.com

if to the Company, to:

Time Inc.

225 Liberty Street

New York, New York 10281

Attention: Lauren Ezrol Klein

Email:      lauren_klein@timeinc.com

        with a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Attention: William D. Regner

                  Michael A. Diz

Email:        wdregner@debevoise.com

                  madiz@debevoise.com

Section 11.7 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, it being understood that each Party need not sign the same counterpart. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by all of the other Parties. Signatures delivered electronically or by facsimile shall be deemed to be original signatures.

Section 11.8 Entire Agreement; No Third Party Beneficiaries. This Agreement (including the Exhibits hereto and the documents and the instruments referred to herein), the Company Disclosure Letter and the Confidentiality Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between Parent and the Company and among the Parties with respect to the subject matter hereof and thereof (provided that (x) any provisions of the Confidentiality Agreement conflicting with this Agreement shall be superseded by this Agreement and (y) all standstill or similar provisions set forth in the Confidentiality Agreement shall terminate and no longer be in effect upon execution and delivery hereof) and (b) are not intended to confer any rights, benefits, remedies, obligations or liabilities upon any Person other than the Parties and their respective successors and permitted assigns, except for the rights of the Company to pursue, on behalf of the holders of Company Stock, damages (including damages incurred or suffered by the holders of Company Stock in the event such holders of Company Stock would not receive the benefit of the bargain negotiated by the Company on their behalf as set forth in this Agreement) in the event of Parent’s or Purchaser’s breach of this Agreement, and the rights of the holders of Company Stock to (i) following the Acceptance Time, receive the Offer Consideration in accordance with Article II and (ii) following the Effective Time, receive the Merger Consideration in accordance with Article III; provided that notwithstanding the foregoing, following the Effective Time, the provisions of Section 7.2 shall be enforceable by each Company Indemnified Party hereunder and his or her heirs and his or her representatives. The Financing Sources shall be a third party beneficiary of Section 8.11 (Financing); Section 11.2 (Amendment and Modification); this Section 11.8 (Entire Agreement; No Third Party Beneficiaries); Section 11.11 (Governing Law); Sections 11.12(a) and (c) (Enforcement; Exclusive Jurisdiction); Section 11.13 (Waiver of Jury Trial); and Section 11.14 (Financing Sources).

Section 11.9 Severability. If any term or other provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms and provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the transactions contemplated hereby, taken as a whole, are not affected in a manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other Parties, and any such assignment without such consent shall be null and void, provided, however, the Parent and the Purchaser may assign this agreement without the prior written consent of the other Parties to any of the Debt Financing Sources for purposes of creating a security interest herein or otherwise assigning collateral in respect of the Transaction Debt Financing, provided, further, however, that no such assignment shall relieve Parent or Purchaser of their respective obligations under this Agreement. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 11.11 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other state. Notwithstanding anything herein to the contrary, each Party to this Agreement acknowledges and irrevocably agrees that any action or proceeding, whether in contract or tort, at law or in equity or otherwise, against any Financing Source arising out of, or relating to, the transactions contemplated by this Agreement (including the Transaction Financing) and the performance thereof shall be governed by the laws of the State of New York.

Section 11.12 Enforcement; Exclusive Jurisdiction.

(a) The rights and remedies of the Parties shall be cumulative with and not exclusive of any other remedy conferred hereby. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, subject to the limitations in Section 10.3(d), the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, including the obligations to consummate the Offer and the Merger, in the Court of Chancery of the State of Delaware or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any federal court located in the State of Delaware without proof of actual damages or otherwise (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The Parties’ rights in this Section 11.12 are an integral part of the transactions contemplated hereby and each Party hereby waives any objections to any remedy referred to in this Section 11.12.

(b) In addition, each of the Parties (i) consents to submit itself, and hereby submits itself, to the personal jurisdiction of the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, and (iv) consents to service of process being made through the notice procedures set forth in Section 11.6.

(c) Notwithstanding anything herein to the contrary, each Party to this Agreement acknowledges and irrevocably agrees that any action or proceeding, whether in contract or tort, at law or in equity or otherwise, against any Financing Source arising out of, or relating to, the transactions contemplated by this Agreement (including the Transaction Financing) shall be subject to the exclusive jurisdiction of the Supreme Court of the State of New York, County of New York, or if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York in the Borough of Manhattan (and the appellate courts thereof) and each party to this Agreement submits for itself and its property with respect to any such action or proceeding to the exclusive jurisdiction of such court and agrees not to bring any such action or proceeding in any other court.

Section 11.13 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE TRANSACTION FINANCING OR THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, INCLUDING ANY LEGAL PROCEEDINGS AGAINST ANY FINANCING SOURCE.

Section 11.14 Financing Sources. Subject to the rights of the parties to the Commitment Letters under the terms thereof, none of the Parties, nor or any of their respective Affiliates, solely in their respective capacities as Parties to this Agreement, shall have any rights against any Financing Source, solely in their respective capacities as lenders or arrangers or investors in connection with the Transaction Financing. For the avoidance of doubt, subject to the rights of Parent under the Commitment Letters under the terms thereof, none of the Financing Sources, nor or any of the respective Affiliates, directors, officers, employees, agents and Representatives, and no past, present or future director, officer, employee, incorporator, member, partner, stockholder, agent, attorney or Representative of any such Financing Source shall have any liability for any obligations or liabilities of any Party hereto under this Agreement based on, in respect of, or by reason of (or in any way relating to), the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Commitment Letters, the transactions contemplated thereby or the performance thereof.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

TIME INC.

By:	/s/ Richard Battista
Name: Richard Battista
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

MEREDITH CORPORATION

By:	/s/ Joseph Ceryanec
Name: Joseph Ceryanec
Title: Chief Financial Officer

GOTHAM MERGER SUB, INC.

By:	/s/ Joseph Ceryanec
Name: Joseph Ceryanec
Title: President

[Signature Page to Agreement and Plan of Merger]

ANNEX A

Conditions to the Offer

Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Parent’s and Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of that certain Agreement and Plan of Merger (the “Agreement”), dated as of November 26, 2017, among Time Inc., a Delaware corporation (the “Company”), Meredith Corporation, an Iowa (“Parent”), and Gotham Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), (capitalized terms that are used but not otherwise defined in this Annex A shall have the respective meanings ascribed thereto in the Agreement) and applicable Law, and in addition to (and not in limitation of) the obligations of Purchaser to extend the Offer pursuant to the terms and conditions of the Agreement and applicable Law, neither Parent nor Purchaser shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act (relating to the obligation of Purchaser to pay for or return tendered shares of Company Stock promptly after termination or withdrawal of the Offer)), pay for any shares of Company Stock that are validly tendered (and not validly withdrawn) in the Offer prior to the expiration of the Offer in the event that, at the expiration of the Offer:

(a) the Minimum Condition shall not have been satisfied;

(b) any waiting period (and extension thereof) under the HSR Act relating to the transactions contemplated by the Agreement shall not have expired or been terminated;

(c) a Law or Order (whether temporary, preliminary or permanent) shall have been promulgated, entered, enforced, enacted or issued or be applicable to the Offer or the Merger by any Governmental Authority that prohibits or makes illegal the consummation of the Offer or the Merger;

(d) any of the following shall have occurred and continue to exist as of immediately prior to the expiration of the Offer:

(i) the representations and warranties of the Company set forth in Sections 4.5(a) and 4.5(b) shall not be true and correct (except for de minimis inaccuracies) at and as of the date of this Agreement and at and as of the Acceptance Time as if made at and as of the Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(ii) the representations and warranties of the Company set forth in Section 4.10(a) shall not be true and correct at and as of the date of this Agreement;

A-1

(iii) the representations and warranties of the Company set forth in Sections 4.2 and 4.24 shall not be true and correct in all material respects at and as of the date of this Agreement and at and as of the Acceptance Time as if made at and as of the Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(iv) the representations and warranties of the Company contained in the Agreement (other than those set forth in Sections 4.5(a), 4.5(b), 4.10(a), 4.2 and 4.24 shall not be true and correct in all respects (disregarding all materiality and “Company Material Adverse Effect” qualifiers contained therein), in each case at and as of the date of this Agreement and at and as of the Acceptance Time as if made at and as of the Acceptance Time (except representations and warranties that by their terms speak specifically as of another specified time, in which case as of such time), except where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(v) the Company shall not have performed in all material respects its covenants and obligations under the Agreement required to be performed by it at or prior to the expiration of the Offer;

(vi) the Agreement shall have been terminated in accordance with its terms;

(e) Parent shall have not received a certificate signed by an executive officer of the Company certifying on behalf of the Company, and not in such officer’s personal capacity, that none of the conditions set forth in clauses (d)(i), (d)(ii), (d)(iii), (d)(iv) or (d)(v) of this Annex A have occurred; or

(f) since the date of this Agreement, there has occurred any Company Material Adverse Effect.

Except as expressly set forth in the Agreement, the foregoing conditions may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions, and may be waived by Parent or Purchaser in whole or in part at any time and from time to time in their sole and absolute discretion, in each case, subject to Section 2.1(b) of the Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

A-2